Exhibit 99.2
Caution Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: level of competition and consolidation, changes in laws and regulations, general business and economic conditions, currency rates and Company liquidity, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or to public infrastructure systems, the ability to attract and retain key executives, environmental concerns, the ability to complete acquisitions and execute strategic plans, and the ability to adapt products and services to the changing market. Additional information about material factors that could cause actual result to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.
2006 Annual Report

Management’s Discussion and Analysis
Financial Performance
Manulife Financial Corporation is the largest insurance company in Canada, the second largest in North America and the sixth largest in the world based on market capitalization. We provide financial protection and wealth management products and services, to both individual and group customers in Canada, the United States and Asia. These products and services include individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds. We offer reinsurance services, specializing in life retrocession and property and casualty reinsurance. We also provide investment management services with respect to the Company’s general fund assets, segregated fund assets, mutual funds, and to institutional customers.
The Company operates in Canada and Asia through the brand name “Manulife Financial” and in the United States primarily through the brand name “John Hancock”.
In this document, the terms “Company” and “Manulife Financial” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.
Net Income
The Company’s shareholders’ net income for 2006 was $3,985 million, up 21 per cent from $3,294 million reported in 2005. On a constant currency basis, net income increased $927 million. Fee income grew across all wealth management businesses due to higher assets, resulting from both net policyholder cash flows and positive equity market performance. Investment returns also contributed to investment related gains in the John Hancock Fixed product group and lower segregated fund guarantee charges. In 2006, the changes in actuarial methods and assumptions contributed $24 million to shareholders’ net income compared to $64 million in 2005. In both years, we reported income related to tax events. The 2006 events included a reduction in Canadian federal tax rates; changes in Ontario tax rules with respect to investment income tax; and the favourable net resolution of outstanding tax matters. In 2005 we reported net tax benefits in Japan related to the recognition of future tax assets. Charges to income in 2005 included Property and Casualty reinsurance losses related to Hurricanes Katrina and Wilma and integration expenses related to the John Hancock merger.
Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions, unless otherwise stated)	2006	2005	2004

Premium income	$19,104	$18,587	$16,287
Investment income	10,433	9,936	8,103
Other revenue	4,657	4,166	3,108

Total revenue	$34,194	$32,689	$27,498

Policy benefits	$19,912	$19,871	$17,033
General expenses	3,271	3,378	2,877
Investment expenses	892	746	623
Commissions	3,546	3,338	2,683
Interest expense	962	788	629
Premium taxes	270	244	208
Non-controlling interest in subsidiaries	5	2	20

Total policy benefits and expenses	$28,858	$28,367	$24,073

Income before income taxes	$5,336	$4,322	$3,425
Income taxes	(1,366)	(1,031)	(874)

Net income	$3,970	$3,291	$2,551
Less: net income (loss) attributed to participating policyholders	(15)	(3)	1

Net income attributed to shareholders	$3,985	$3,294	$2,550
Preferred share dividends	(30)	(14)	—

Net income available to common shareholders	$3,955	$3,280	$2,550

Diluted earnings per share	$2.51	$2.03	$1.81

Earnings per Common Share and Return on Common Shareholders’ Equity
Diluted earnings per common share for 2006 was $2.51, up 24 per cent from $2.03 in 2005. The return on common shareholders’ equity for 2006 was 16.8 per cent, up from 14.1 per cent for 2005.
Premiums and Deposits
Premiums and deposits for 2006 were $64.9 billion, up six per cent compared to $61.3 billion in 2005. On a constant currency basis, premiums and deposits increased 12 per cent.
General fund premiums were $19.1 billion in 2006, up three per cent from $18.6 billion in 2005. Premiums increased in all insurance businesses due to strong growth in the businesses, with the exception of Japan where there were lower universal life sales from conversion programs and in Reinsurance where 2005 included reinstatement premiums on contracts impacted by Hurricane Katrina.
4     2006 Annual Report

Segregated fund deposits were $33.3 billion in 2006, up five per cent from $31.8 billion in 2005. This growth was driven by record levels of deposits in U.S. Wealth Management, in Hong Kong wealth businesses and in Canadian Group Savings and Retirement Solutions. Partially offsetting the growth were lower sales in Canadian Individual Wealth Management and in the wealth management business in Japan.
Mutual fund deposits were $9.3 billion, up 25 per cent from $7.4 billion in 2005. The growth was a result of expanded distribution and the launch of Lifestyle funds by U.S. Wealth Management. ASO premium equivalents were $2.2 billion in 2006, up three per cent from $2.1 billion in 2005 and relate to administrative services in Canadian Group Benefits. Other fund deposits were $1.1 billion compared to $1.4 billion in 2005 and include College Savings products, SignatureNotes sales and Private Managed Accounts within U.S. Wealth Management.
Premiums and Deposits

For the years ended December 31
(Canadian $ in millions)	2006	2005	2004

General fund premiums	$19,104	$18,587	$16,287
Segregated fund deposits	33,287	31,786	25,104
Mutual fund deposits	9,270	7,408	5,809
ASO premium equivalents	2,225	2,150	1,710
Other fund deposits	1,053	1,375	1,489

Total premiums and deposits	$64,939	$61,306	$50,399

Investment Income
Investment income was $10.4 billion for 2006, up five per cent from $9.9 billion reported in 2005. Gross investment income increased by two per cent due to an increase in general fund assets and an increase in yields due to the positive equity market performance. While credit experience was very favourable in both 2006 and 2005, the 2006 favourable experience exceeded 2005 by $139 million. Amortization of net realized and unrealized gains increased due to positive equity markets and appreciation in real estate holdings.
Investment Income

For the years ended December 31
(Canadian $ in millions)	2006	2005	2004

Gross investment income	$9,263	$9,112	$7,439
Net charges for impaired assets	(1)	(140)	(115)
Amortization of net realized and unrealized gains	1,171	964	779

Investment income	$10,433	$9,936	$8,103

Yield	6.67%	6.15%	5.88%
Other Revenue
Other revenue was $4.7 billion for 2006, up 12 per cent from $4.2 billion in 2005. Fee income in the wealth management businesses increased due to higher average assets under management. Partially offsetting this increase was income received in 2005 of $89 million, from the wind-up of the estate of Daihyaku Mutual Life Insurance Company (“Daihyaku”), a business acquired in 2001.
Policy Benefits
Policy benefits were $19.9 billion in both 2006 and 2005. The decline in death, disability and other claims of eight per cent was primarily due to claims reported in 2005 with respect to Hurricanes Katrina and Wilma. Maturity and surrender benefits also declined, down six per cent from 2005, primarily related to a large surrender in the closed John Hancock Life participating block during 2005. Offsetting these declines was a $1.2 billion increase in the policy benefits expense related to the change in actuarial liabilities. The increase is due to the growth in premiums; the changes in maturities and surrenders; the impact of the favourable equity markets on the actuarial liabilities related to equity-linked products in Canada; and business growth.
Policy Benefits

For the years ended December 31
(Canadian $ in millions)	2006	2005	2004

Death, disability and other claims	$5,949	$6,449	$4,785
Maturity and surrender benefits	9,814	10,398	8,659
Annuity payments	3,316	3,366	2,828
Policyholder dividends and experience rating refunds	1,528	1,569	1,391
Net transfers to segregated funds	432	465	507
Change in actuarial liabilities	(1,127)	(2,376)	(1,137)

Total policy benefits	$19,912	$19,871	$17,033

General Expenses
General expenses were $3.3 billion in 2006, down three per cent from $3.4 billion in 2005. The 2005 expenses include a charge for integration expenses of $145 million and a charge of $60 million to cover guarantees made to clients that were referred to Portus
2006 Annual Report     5

Alternative Asset Management Inc. Excluding these charges, expenses were up three per cent due to increased personnel expense from higher staff levels to support business growth and normal compensation increases.
Investment Expenses
Investment expenses were $892 million, up 20 per cent from $746 million in 2005. The increase is due to higher sub-advisory fees from growth in segregated fund assets.
Investment Expenses

For the years ended December 31
(Canadian $ in millions)	2006	2005	2004

Related to invested assets	$336	$313	$280
Related to segregated, mutual and other funds	556	433	343

Total investment expenses	$892	$746	$623

Commissions
Commissions were $3.5 billion in 2006, up six per cent from $3.3 billion in 2005. The increase was driven by sales in John Hancock Life and John Hancock Variable Annuities where sales increased 21 per cent and 15 per cent respectively.
Interest Expense
Interest expense was $962 million in 2006, up 22 per cent from $788 million in 2005. The increase was due to an increase in bank loan volumes in the Canadian banking operations as well as an increase in interest on tax contingencies.
Income Taxes
Income taxes were $1,366 million in 2006, up 32 per cent from $1,031 million in 2005. The effective tax rate in 2006 was 25.6 per cent and in 2005 was 23.9 per cent. As discussed above, there were a number of tax related items in both 2005 and 2006.
Funds Under Management
Funds under management grew by 11 per cent, or $42.5 billion, to $414.0 billion as at December 31, 2006 from $371.5 billion as at December 31, 2005, primarily due to sales of wealth management products and the impact of rising equity markets over the last twelve months. The increase was partially offset by $4.9 billion of scheduled maturities of John Hancock Fixed institutional products.
Funds Under Management

As at December 31
(Canadian $ in millions)	2006	2005	2004

General fund	$171,164	$166,414	$169,142
Segregated funds held by policyholders[1]	172,048	139,695	117,570
Mutual and other funds[1]	70,805	65,345	60,645

Total funds under management	$414,017	$371,454	$347,357

[1]	Segregated fund assets, mutual fund assets and other funds are not available to satisfy the liabilities of the Company’s general fund. Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.
Fourth Quarter Results
Net Income
The Company’s shareholders’ net income for the fourth quarter of 2006 was $1,100 million, up 21 per cent from $908 million reported a year earlier. The increase was due to the positive equity markets compared to last year; strong growth in the business; the return to profitability in the Property and Casualty reinsurance business; and favourable impacts on the Company’s tax position.
Premiums and Deposits
Premiums and deposits for the quarter were $15.8 billion, down two per cent from $16.2 billion reported a year earlier. Premiums and deposits have grown substantially in most of our business lines. Items offsetting this growth include a decline in Japan segregated fund deposits due to the temporary suspension of sales of a variable annuity product and the impact of the stronger Canadian dollar.
Financial Highlights

For the quarter ended December 31
(Canadian $ in millions)	2006	2005

Shareholders’ net income	$1,100	$908
Premiums and deposits	$15,819	$16,184

Moving Forward
We are well positioned in each of the markets in which we operate and our global diversity provides us with one of the best growth platforms in the industry. Our more than 20,000 employees and thousands of distribution partners serve millions of customers in 19 countries and territories around the world. Our diverse international operations allow us to leverage our people, products, technology and expertise quickly and effectively in new markets.
6     2006 Annual Report

U.S. Insurance
Our U.S. Insurance operation provides life and long-term care insurance products and services to select markets. Our John Hancock Life business focuses on high net-worth and emerging affluent markets by providing estate, business planning and other solutions, with an array of protection and accumulation-oriented life insurance products. Our John Hancock Long Term Care business provides insurance to individuals and groups to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care and at home care. We distribute our products through a multi-channel network, including John Hancock Financial Network (“JHFN”), a career agency system that offers innovative insurance and wealth management solutions to individuals, families and businesses.
In 2006, U.S. Insurance contributed 16 per cent of the Company’s shareholders’ net income, 10 per cent of premiums and deposits and as at December 31, 2006, accounted for 15 per cent of the Company’s funds under management.
Financial Performance
U.S. Insurance’s shareholders’ net income for 2006 was $622 million, up one per cent from $614 million reported in 2005. On a U.S. dollar basis, earnings increased by eight per cent driven by strong new business margins and favourable mortality experience in John Hancock Life, in-force business growth in John Hancock Long Term Care, and favourable investment returns in both businesses. Earnings growth was partially offset by unfavourable long-term care claims experience.
Summary Statements of Operations

For the years ended December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

Premium income	$5,488	$5,382	$4,710	$4,839	$4,450	$3,644
Investment income	2,982	2,868	2,372	2,630	2,369	1,833
Other revenue	614	620	463	542	512	358

Total revenue	$9,084	$8,870	$7,545	$8,011	$7,331	$5,835

Policyholder benefits	$6,051	$6,091	$5,387	$5,336	$5,030	$4,166
General expenses	610	574	464	538	474	360
Investment expenses	124	98	72	109	83	56
Commissions	1,196	1,042	803	1,055	863	620
Other	168	138	119	148	114	92

Total policy benefits and expenses	$8,149	$7,943	$6,845	$7,186	$6,564	$5,294

Income before income taxes	$935	$927	$700	$825	$767	$541
Income taxes	(313)	(313)	(233)	(276)	(259)	(180)

Net income attributed to shareholders	$622	$614	$467	$549	$508	$361

Premiums and Deposits
Premiums and deposits of $6.7 billion in 2006 were unchanged from 2005. On a U.S. dollar basis, premiums and deposits grew by seven per cent due to higher first year and renewal universal life premiums resulting from strong sales during the year as well as increased sales and in-force business growth in John Hancock Long Term Care. Growth in premiums and deposits was partially offset by lower participating policyholder life insurance product premiums.
Premiums and Deposits

For the years ended December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

Premium income	$5,488	$5,382	$4,710	$4,839	$4,450	$3,644
Segregated fund deposits	1,225	1,284	1,106	1,080	1,060	857

Total premiums and deposits	$6,713	$6,666	$5,816	$5,919	$5,510	$4,501

Funds Under Management
Funds under management were $61.3 billion as at December 31, 2006 compared to $57.9 billion as at December 31, 2005. This increase reflects in-force business growth and strong equity market performance over the last year.
Funds Under Management

As at December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

General fund	$48,675	$46,507	$46,148	$41,770	$39,889	$38,342
Segregated funds	12,583	11,374	10,953	10,798	9,755	9,100

Total funds under management	$61,258	$57,881	$57,101	$52,568	$49,644	$47,442

2006 Annual Report     7

Moving Forward
Our focus is on enhancing our position as a leader in the life and long-term care insurance markets by leveraging our strong distribution capabilities across multiple channels, striving for excellence in client service, and continuing to offer a diversified and innovative product portfolio that meets client needs.
At John Hancock Life, we will maintain strong relationships with our current distributors and implement programs to further enhance field and account management capacity to reach additional producers and grow sales. Our operational and customer service initiatives are focused on improving service through the use of technology to streamline processes. Our underwriting expertise is one of our competitive advantages and we will continue to grow capacity to provide better service and response time to our customers. On the product front, we are well positioned in the market with a streamlined product portfolio that offers a competitive product in each of our market segments. Product launches planned for 2007 include a new non-participating whole life product, as well as new versions of our market leading key universal life products.
At John Hancock Long Term Care, we will leverage our reputation as a leader in the industry. We will broaden our distribution capacity by continuing to enhance the support infrastructure tied to the sales process. These enhancements include providing product education and simplifying the selling and enrolment process for distributors. Customer service initiatives are focused on providing increased support and resources at the earlier stages of the claims process, when customers value service the most. Product leadership is also one of our competitive advantages and we will maintain our position as a leader in the industry. In late 2006, we introduced a new retail product called ‘Leading Edge’ that offers unique features designed to appeal to a younger demographic and those seeking a product that is easier to understand. Growth in the group market is also expected with increased acceptance of the Corporate Choice small group long-term care product and further product introductions during 2007 aimed at the mid-to-small group market segment.
JHFN remains the leading distributor of our life and long-term care insurance products, and is one of our top sellers of proprietary wealth management products in the United States. With programs to promote agent growth and the expansion of agencies, combined with strong John Hancock product offerings, we expect to drive sales growth and to attract and retain the best agent resources.
8     2006 Annual Report

U.S. Wealth Management
Our U.S. Wealth Management operation provides a variety of personal and family oriented wealth management products and services to select individual and business markets, and also provides institutional oriented products for employee benefit plan funding solutions. U.S. Wealth Management has four core business lines.
▪	John Hancock Retirement Plan Services (“RPS”) provides 401(k) plans to small and medium-sized businesses.

▪	John Hancock Variable Annuities (“VA”) offers products primarily to middle and upper-income individuals.

▪	John Hancock Mutual Funds (“Mutual Funds”) offers a variety of mutual funds, privately managed accounts and 529 College Savings plans.

▪	Fixed Products group was formed in 2006 by combining the operations of the Guaranteed and Structured Financial Products (“G&SFP”) business, whose primary focus was fixed rate products for the institutional market, with the Retail Fixed Annuity business. Institutional product offerings include a variety of specialized products and services to U.S. based qualified defined benefit and defined contribution retirement plans, as well as other retail and institutional investors. Product offerings in our institutional business, where tight spreads persist, continue to be on an opportunistic basis. The retail fixed annuity product line includes fixed deferred annuities, structured settlements, terminal funding of pension and deferred compensation plans and immediate fixed annuities products.
In 2006, U.S. Wealth Management contributed 28 per cent of the Company’s shareholders’ net income, 54 per cent of total premiums and deposits, and as at December 31, 2006, accounted for 47 per cent of the Company’s funds under management.
Financial Performance
U.S. Wealth Management’s shareholders’ net income for 2006 was $1,136 million, up 31 per cent from $868 million reported in 2005. On a U.S. dollar basis, earnings increased 40 per cent. The increase was principally due to favourable investment results in our Fixed Products business and also due to increased fee income on higher average assets in our VA, RPS and Mutual Funds businesses. These increases were partially offset by the negative impact of a stronger Canadian dollar.
Summary Statements of Operations

For the years ended December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

Premium income	$3,741	$3,265	$2,400	$3,298	$2,704	$1,854
Investment income	2,858	3,020	2,274	2,520	2,494	1,763
Other revenue	2,412	2,052	1,635	2,127	1,697	1,261

Total revenue	$9,011	$8,337	$6,309	$7,945	$6,895	$4,878

Policyholder benefits	$5,031	$4,866	$3,684	$4,434	$4,025	$2,850
General expenses	784	790	650	692	653	501
Investment expenses	455	371	290	400	309	225
Commissions	1,003	923	721	886	763	555
Other	158	176	104	139	146	81

Total policy benefits and expenses	$7,431	$7,126	$5,449	$6,551	$5,896	$4,212

Income before income taxes	$1,580	$1,211	$860	$1,394	$999	$666
Income taxes	(444)	(343)	(251)	(392)	(283)	(195)

Net income attributed to shareholders	$1,136	$868	$609	$1,002	$716	$471

Premiums and Deposits
Premiums and deposits were $35.3 billion, up 17 per cent or $5.1 billion from $30.2 billion reported in 2005. On a U.S. dollar basis, premiums and deposits were up 24 per cent, reflecting strong growth of segregated fund deposits in our VA and RPS businesses as well as growth in our mutual fund deposits. Premiums are approximately 11 per cent of the total premiums and deposits and are mostly attributable to our Fixed Products business. The guaranteed fund options on RPS and VA products are also included in premiums. Premium growth of 15 per cent was primarily due to increased sales of our payout annuity products, driven by product updates in late 2005.
Segregated fund deposits are 64 per cent of total premiums and deposits and are attributable to our RPS and VA businesses. Both RPS and VA deposit levels hit record levels in 2006. RPS segregated fund deposits of U.S. $11.3 billion grew by 26 per cent as a result of higher recurring deposits from a growing block of in-force participants, continued market acceptance of the Fiduciary Standard Warranty and higher asset values on new business due to favourable equity markets. RPS deposits include U.S. $0.6 billion related to the John Hancock staff 401(k) pension plan. VA segregated fund deposits of U.S. $8.5 billion increased by 15 per cent attributable to the continued success of the Principal Plus for Life (“PPFL”) benefit rider. PPFL is a guaranteed minimum withdrawal benefit.
Mutual fund deposit growth was a result of expanded distribution and the late 2005 launch of the Lifestyle funds. Included in other fund deposits are deposits from Private Client Group (“PCG”) and College Savings products and deposits received on Fixed Products’ SignatureNotes. Other fund deposits declined slightly from the prior year as sales growth in the College Savings business was more than offset by a decline in PCG and SignatureNotes sales due to very competitive conditions in each of their market segments.
2006 Annual Report     9

Premiums and Deposits

For the years ended December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

Premium income	$3,741	$3,265	$2,400	$3,298	$2,704	$1,854
Segregated fund deposits	22,645	20,208	17,176	19,962	16,715	13,208
Mutual fund deposits	7,828	5,384	3,622	6,903	4,449	2,813
Other fund deposits	1,053	1,375	1,489	927	1,135	1,148

Total premiums and deposits	$35,267	$30,232	$24,687	$31,090	$25,003	$19,023

Funds Under Management
Funds under management were $196.7 billion as at December 31, 2006, an increase of 12 per cent over the $175.7 billion reported a year ago. This growth was principally in segregated funds and mutual funds and due to both continued strong net policyholder cash flows in RPS, VA and Mutual Funds businesses, and the cumulative effect of favourable equity market performance over the twelve month period. These increases were partially offset by the excess of scheduled maturities over new sales in the Fixed Products business.
Funds Under Management

As at December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

General fund	$44,947	$52,051	$56,138	$38,570	$44,644	$46,642
Segregated funds	112,269	89,996	77,151	96,344	77,191	64,100
Mutual funds	35,499	30,248	30,140	30,464	25,944	25,042
Other funds	3,957	3,438	2,887	3,396	2,949	2,398

Total funds under management	$196,672	$175,733	$166,316	$168,774	$150,728	$138,182

Moving Forward
Building on our strong sales and earnings growth in 2006, we are striving to continue our growth momentum into 2007 through a combination of investments in distribution, exceptional service and competitive products.
RPS continues to be the #1 seller of 401(k) pension plans in the 5 to 500 lives market. In 2007, RPS will focus on maintaining its dominance in the small size plans segment while further expanding into the mid-size plans segment of this market. We anticipate that sales in 2007 will benefit from the continued acceptance of the Fiduciary Standard Warranty as well as the recently introduced Lifecycle allocation funds. Lifecycle funds are asset allocation funds designed to move from an aggressive to a more conservative asset allocation as the investor nears his or her target retirement date. In 2007, we will also remain focused on a combination of new product offerings and service initiatives. New product initiatives will be aimed at both streamlining our pricing and at increasing plan participation rates and contribution amounts. Service initiatives will continue to involve further automation and enhancement of service capabilities to support larger plans.
VA experienced record sales activity in 2006 on the strength of its PPFL flagship product. In late 2006 the business launched its next generation PPFL riders which include two new options, Annual Step and Spousal Income, to retain our competitive position in the market. The improvements to PPFL, enhancements made to other customer benefits and the expansion of the number of product pricing structures available to customers are expected to drive sales growth in 2007. Investments to expand wholesaler distribution and the implementation of new sales agreements with two top-tier distribution partners are expected to boost sales momentum in key market segments. In 2007 we will continue to make significant investments to further improve our on-line access and electronic processing in order to enhance our already strong service position with both customers and producers.
Mutual Funds will continue to implement its strategy of expanded distribution supported by top performing funds and new product offerings. The expanded distribution strategy includes increasing the number of wholesalers in the field to enable us to more effectively distribute our broad array of investment solutions to major brokerage firms and financial planners. In addition, the creation of the Platform Sales Group in mid-2006, builds distribution strength. This group is focused on promoting our mutual funds to the professional buyers in the brokerage market to gain inclusion on recommended lists of funds or asset allocation programs. We will continue to strongly promote and market the new funds launched in 2006, including new funds managed by GMO, a world class institutional money manager and Classic Value II and International Classic Value managed by Pzena Investment Management, LLC. In 2007, Mutual Funds will continue to add innovative new products including nine Lifecycle target date asset allocation funds managed by best in class external investment management firms. In addition we expect to see continued success of the Lifestyle funds launched in late 2005. The Lifestyle funds are a flagship product offering of our RPS and VA businesses and are being offered to the retail market through the Mutual Funds business. We have also begun to offer Lifestyle through our College Savings 529 plans products and expect to see growth in sales in 2007 from this product.
In our Fixed Products group, sales growth will be driven through product innovation and distribution expansion. Product offerings in the institutional market, where tight spreads persist, continue to be on an opportunistic basis. On the product innovation front, the Guaranteed Principal Annuity (GPA) Plus fixed deferred annuity product will be revamped to offer more choices for surrender charge periods and optional coverage riders. We will also be enhancing our SignatureNotes product. Distribution related initiatives include expanding the bank, financial planner and wirehouse channels through the hiring of additional sales directors and implementation of new selling agreements to extend our marketing reach for both fixed and immediate deferred annuities. We will pursue opportunities for institutional sales, with particular focus on the Trust Owned Health Insurance (TOHI) and 401(k) stable value fund markets.
10     2006 Annual Report

Canadian Division
Our Canadian Division is one of the leading life insurance based financial services organizations in Canada. We offer a diverse portfolio of products, services and distribution channels to meet the needs of a broad marketplace. Our individual wealth management product offerings include segregated funds and fixed annuities, individual investment and banking products and mutual funds. Our individual life insurance products are aimed at middle and upper-income individuals and business owners. Insurance products are directly marketed to members of associations and to the customers of financial institutions. Group life, health and retirement products and services are marketed to Canadian employers.
In 2006, Canadian Division contributed 25 per cent of the Company’s shareholders’ net income, 21 per cent of total premiums and deposits and as at December 31, 2006, accounted for 19 per cent of the Company’s funds under management.
Financial Performance
Canadian Division’s shareholders’ net income for 2006 was $981 million, up 21 per cent from $809 million reported in 2005. The reduction in federal tax rates outlined in the 2006 Federal Budget, together with changes in the Ontario tax rules with respect to investment income tax, contributed $62 million to earnings. Excluding this earnings impact, shareholders’ net income for the year was $919 million, up 14 per cent from 2005. This increase was attributable to business growth, particularly in Manulife Bank and segregated fund assets under management; significantly improved claims experience in Individual Insurance; an improved expense position reflecting cost containment initiatives in combination with business growth across the division; and the favourable impact on actuarial liabilities from actions taken to improve the asset mix strategies in several businesses. These positive earnings contributions were dampened by the deterioration in Group Benefits claims experience as compared to the very favourable experience of a year ago.
Net loss attributable to the participating policyholders was $61 million, as compared to a loss of $12 million in 2005. The major contributors to the loss in 2006 were changes in actuarial assumptions related to a previously acquired block of participating business, a special dividend declared to policyholders of Manulife Canada Limited (formerly Zurich Life Insurance Company of Canada) and the impact of new business.
Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions)	2006	2005	2004

Premium income	$5,932	$5,761	$5,259
Investment income	3,164	2,771	2,343
Other revenue	798	734	543

Total revenue	$9,894	$9,266	$8,145

Policyholder benefits	$6,402	$6,126	$5,590
General expenses	926	882	770
Investment expenses	214	200	164
Commissions	771	726	603
Other	411	287	207

Total policy benefits and expenses	$8,724	$8,221	$7,334

Income before income taxes	$1,170	$1,045	$811
Income taxes	(250)	(248)	(194)

Net income	$920	$797	$617
Less: net income (loss) attributed to participating policyholders	(61)	(12)	3

Net income attributed to shareholders	$981	$809	$614

Premiums and Deposits
Premiums and deposits for the year ended December 31, 2006 were $13.5 billion, consistent with 2005 levels. Premiums increased across the insurance businesses reflecting sales growth and strong retention. On the deposit side, strong growth in Group Savings and Retirement Solutions was dampened by declines in Individual Wealth Management’s proprietary mutual fund and segregated fund sales. Individual Wealth Management’s 2005 segregated fund sales were unusually high in advance of the withdrawal of a key product from our product portfolio in the third quarter of 2005. Sales activity had declined throughout 2006 but rebounded in the fourth quarter with the October release of the new segregated fund product, IncomePlus, featuring a guaranteed minimum withdrawal benefit, the first of its kind in Canada. Mutual fund sales declined from 2005, reflecting less competitive fund offerings. Four new mutual funds were launched late in the third quarter and further enhancements are planned in 2007 to improve our competitive positioning.
Premiums and Deposits

For the years ended December 31
(Canadian $ in millions)	2006	2005	2004

Premiums	$5,932	$5,761	$5,259
Segregated fund deposits	4,619	4,514	3,116
Mutual fund deposits	761	1,107	973
ASO premium equivalents	2,225	2,150	1,710

Total premiums and deposits	$13,537	$13,532	$11,058

2006 Annual Report     11

Funds Under Management
Funds under management of $77.4 billion at December 31, 2006 grew by 12 per cent from $69.0 billion at December 31, 2005. Continued growth in Manulife Bank’s mortgage lending, combined with the impact of rising equity markets on market-linked products in Individual Insurance were the primary contributors to the growth in general fund assets. Segregated funds rose by 17 per cent reflecting equity market appreciation and positive net client cash flows from the wealth management businesses.
Funds Under Management

As at December 31
(Canadian $ in millions)	2006	2005	2004

General fund	$46,509	$42,424	$38,787
Segregated funds	27,448	23,443	19,422
Mutual and other funds	3,441	3,152	2,348

Total funds under management	$77,398	$69,019	$60,557

Moving Forward
Our vision is to be the premier life insurance based financial services organization in Canada with a reputation for innovative products, excellent service and professional value-added advice that meets the needs of our customers. We have built a diverse portfolio of products, services and distribution channels to meet the needs of a broad marketplace, diversifying the income risk to shareholders.
We have a multi-channel approach to the marketplace. Over the past five years, the Individual Insurance and Wealth Management distribution reach has grown through acquisition and disciplined distribution expansion. Our channels include Managing General Agents (“MGAs”), independent advisors and investment dealers accessed through wholesalers. Organizational changes made in both the MGA and independent advisor channels in the latter half of 2006, will improve service and efficiency to advisors and their customers. Affinity Markets will continue to strengthen sponsor organization relationships and expand its direct to consumer reach. Group Benefits will continue to reinforce strong relationships with brokers, consultants and customers as well as expand distribution through MGAs and target areas with lower market penetration. Group Savings and Retirement Solutions’ dedicated sales representatives will continue to partner with their consultant or brokerage channels to provide value-added products with industry-leading tools and training to plan sponsors.
Product innovation and service excellence is key to meeting the needs of our customers, advisors, consultants, and plan sponsors. Our growth plans include offering enhanced options and services to existing clients and cross-selling within and across business units. Changing demographics and health care reform are presenting new opportunities for growth, and aging baby boomers are a key target market for both insurance and wealth management products. As such, Individual Insurance will increase its emphasis on estate planning-based life insurance sales and will continue to focus on growing its relatively new product lines – critical illness and long-term care insurance. Individual Wealth Management launched a guaranteed minimum withdrawal benefit product, IncomePlus, late in 2006. IncomePlus is designed to provide investors approaching retirement with predictable, sustainable and potentially increasing income to help their money last throughout retirement. This product is expected to be a key contributor to future growth. Individual Wealth Management will also expand into structured products, such as market-linked notes and closed-end funds. Manulife Bank will establish an advisor service centre in Halifax, providing an alternate base to support future growth. Group Benefits will focus on extending product options to existing customers and increasing customer satisfaction by expanding electronic capabilities and customized solutions. Affinity Markets will build upon its recent successes to continue to grow the travel insurance business. Following Group Savings and Retirement Solutions recent success in securing several large cases, they will focus on enhancing service and support for large case clients while maintaining an active product and service development program to deliver continued growth across a broad range of market segments.
All of our businesses continually make investments in upgrading technology to enhance our interaction with advisors and customers and improve operational efficiency. Our technology capabilities will be expanded to support new product offerings and to introduce additional services to advisors and customers. We continue to focus on expanding services that are offered over the internet, with initiatives planned across the Division to improve electronic-based interaction with advisors and customers. One such initiative is “Insight”, a web-based inquiry and reporting tool for advisors that provides them with a more consolidated view of the Manulife products held by their individual customers. In addition, we will continue to enhance compliance and governance support, for example, to retirement plan sponsors.
12     2006 Annual Report

Asia and Japan Division
Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines, expanding into Singapore, Indonesia, Taiwan, China, Japan, Vietnam, Malaysia and Thailand. Within Asia, we provide protection and wealth management products in select markets throughout the region. Protection products include life insurance, group life and health, and hospital coverage. Wealth management products include mutual funds, pensions, variable annuities and segregated funds.
In 2006, Asia and Japan Division contributed 18 per cent of the Company’s shareholders’ net income, 13 per cent of total premiums and deposits and as at December 31, 2006, accounted for nine per cent of the Company’s funds under management.
Financial Performance
Asia and Japan Division’s shareholders’ net income for 2006 was $734 million in 2006 and $732 million in 2005. On a U.S. dollar basis earnings increased six per cent. Excluding the amount reported in 2005 for the net tax benefits in Japan, shareholders’ net income increased by $87 million or 13 per cent (18 per cent on a U.S. dollar basis). This increase was driven by higher fee income on the growth of funds under management in Japan’s variable annuity business and Hong Kong pension and wealth management businesses as well as improved in-force experience in the Hong Kong life business. Outside Hong Kong and Japan (“Other Asia Territories”) earnings were bolstered by growth from several small acquisitions in the Philippines and growth in Indonesia’s individual life business. These increases were partially offset by the impact of the stronger Canadian dollar.
Summary Statements of Operations

For the years ended December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

Premium income	$2,933	$2,962	$2,936	$2,588	$2,448	$2,261
Investment income	863	716	618	761	592	474
Other revenue	515	354	240	454	294	185

Total revenue	$4,311	$4,032	$3,794	$3,803	$3,334	$2,920

Policyholder benefits	$2,083	$1,908	$2,006	$1,839	$1,575	$1,544
General expenses	564	574	585	498	474	449
Investment expenses	44	35	41	39	29	31
Commissions	566	624	532	498	517	410
Other	84	81	69	73	67	54

Total policy benefits and expenses	$3,341	$3,222	$3,233	$2,947	$2,662	$2,488

Income before income taxes	$970	$810	$561	$856	$672	$432
Income taxes	(190)	(69)	(74)	(168)	(57)	(57)

Net income	$780	$741	$487	$688	$615	$375
Less: net income (loss) attributed to participating policyholders	46	9	(2)	41	7	(2)

Net income attributed to shareholders	$734	$732	$489	$647	$608	$377

Premiums and Deposits
Premiums and deposits were $8.4 billion in 2006, down eight per cent from $9.1 billion in 2005. On a U.S. dollar basis, premiums and deposits were down two per cent, as strong growth in Hong Kong and the other territories was more than offset by year over year declines in Japan and Indonesia.
Overall premiums growth of six per cent was comprised of growth of 17 per cent in the Other Asia Territories, reflecting improved individual insurance business in Indonesia and continued growth in China, and a nine per cent increase in Hong Kong Individual Insurance. Largely offsetting this was an eight per cent decline in premiums in Japan, as a result of lower universal life premiums.
Segregated funds grew substantially in Hong Kong, driven by higher pension contributions and sales of unit-linked products; in Singapore, fueled by a buoyant economy and employment outlook; and in Indonesia, as pension sales increased. Offsetting these increases was a decline in segregated fund deposits of U.S. $0.7 billion in Japan due to the temporary suspension of a variable annuity product pending clarification of its tax treatment. A replacement for the suspended product was launched in November 2006.
Mutual funds are sold in Hong Kong and Indonesia. Deposits in Hong Kong increased by 59 per cent as a result of favorable market returns and the expansion of our fund offerings. Due to the fallout from the mid-2005 market turmoil in Indonesia, mutual fund deposits were lower through the first three quarters versus the prior year. Deposits in the fourth quarter of the year were up year over year.
2006 Annual Report     13

Premiums and Deposits

For the years ended December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

Premium income	$2,933	$2,962	$2,936	$2,588	$2,448	$2,261
Segregated fund deposits	4,747	5,226	3,591	4,177	4,323	2,776
Mutual fund deposits	681	917	1,214	598	751	945

Total premiums and deposits	$8,361	$9,105	$7,741	$7,363	$7,522	$5,982

Funds Under Management
Funds under management grew by $6.3 billion to $38.0 billion as at December 31, 2006 from $31.7 billion as at December 31, 2005. This growth was due to variable annuity sales in Japan; increased business volumes in pension and wealth management products in Hong Kong; the positive impact of rising equity markets; and recovering mutual fund sales in Indonesia. These increases were partially offset by maturities and lapses in Japan’s Daihyaku block.
Funds Under Management

As at December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

General fund	$17,050	$16,111	$16,135	$14,633	$13,819	$13,406
Segregated funds	17,232	12,282	7,910	14,787	10,533	6,572
Mutual and other funds	3,744	3,303	4,064	3,213	2,834	3,377

Total funds under management	$38,026	$31,696	$28,109	$32,633	$27,186	$23,355

Moving Forward
Hong Kong and Japan continue to be the largest contributors to the Division’s earnings. However, other operations within Asia are becoming more significant as a result of rapid growth and business expansion over recent years. Our plans are to continue to diversify and grow through the expansion of these other operations. We will also diversify our business by expanding the geographical scope of our employee benefit and asset management operations.
Our primary distribution channel is our approximately 25,000 professionally trained agents. We believe our professional agency and staff represent a competitive advantage, whereas competitors’ products are generally sold through part-time agents. We will continue to build on our strength in this channel by tailoring initiatives to strengthen recruitment, training and retention of agents. While our primary focus is agency, sales through alternative distribution relationships represent a significant portion of sales in Japan, Singapore, Malaysia, Indonesia and Hong Kong. In Japan, regulations have changed to allow the banks to sell a full range of insurance products by the end of 2007. We are working to expand and leverage our bank relationships to capitalize on this regulatory change.
Product innovation remains a key element of our strategy. In 2006, pension and wealth management sales in Hong Kong and variable annuity sales in Japan were key contributors to business growth. In 2007, we will leverage this success by launching a variable annuity product with minimum guaranteed withdrawal benefits in Hong Kong, Singapore and Taiwan, leveraging the expertise we developed in Japan, the United States and Canada. In Japan, we expect our revamped variable annuity product, launched in November 2006, to capture a significant share of the market. Across the Division, we continue to develop enhanced wealth management products and investment options to capitalize on the shift in customer needs to wealth accumulation and preservation. For example, late in 2006, we launched a principal protected note product in Malaysia offered through HSBC.
On the insurance side of the business, an innovative recurring premium unit linked product, that enables policyholders to share in the investment returns, will be launched in Hong Kong early in 2007 to capitalize on the growing market demand for these products. Other territories also plan to enhance their unit-linked product offerings in 2007. In Japan, we launched an increasing term product in 2006 targeted at corporate clients seeking to manage the incidence of their tax liabilities. Early sales of this product have been above expectations.
In 1996, Manulife, together with our partner Sinochem, created Manulife-Sinochem Life Insurance Co. Ltd. (“MSL”), the first joint venture life insurance company in the People’s Republic of China. In 2006, MSL continued its rapid geographic expansion by opening seven new branches and sales offices, bringing its total up to 16. MSL’s 2007 plans include the opening of several more branches and sales offices and the continued development of our existing operations.
14     2006 Annual Report

Reinsurance Division
Established in 1984, our Reinsurance Division has become one of North America’s leading providers of risk management solutions, specializing in retrocession. In the simplest terms, reinsurance refers to the transfer of all or part of certain risks related to policies issued by an insurance company to a reinsurer. Retrocession is a form of reinsurance involving the assumption of risk from other reinsurers.
Through offices in Canada, the United States, Germany, Belgium, Barbados, Singapore and Japan, we provide customer-focused solutions and innovative products in the following lines of business:
▪	Life – offering retrocession of traditional life mortality risk as well as specialized coverages such as structured/non-traditional solutions;

▪	Property and Casualty – offering traditional property catastrophe and aviation as well as specialized non-traditional retrocession for Property and Casualty reinsurers; and

▪	International Group Program (“IGP”) – offering group life, health and pension products and services to multinational clients for their local national and globally mobile employees.
In 2006, Reinsurance Division contributed seven per cent of the Company’s shareholders’ net income and two per cent of the Company’s premiums and deposits.
Financial Performance
Reinsurance Division’s shareholders’ net income for 2006 was $294 million compared to a net loss of $108 million in 2005. During 2005, earnings were significantly impacted by losses stemming from reported claims related to Hurricanes Katrina and Wilma. Excluding these losses, earnings increased by $121 million due to favourable experience in Life Reinsurance along with favourable claims experience and margin growth in the Property and Casualty business.
Summary Statements of Operations

For the years ended December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

Premium income	$1,010	$1,217	$982	$890	$1,005	$756
Investment income	208	185	183	184	156	141
Other revenue	19	27	35	17	22	28

Total revenue	$1,237	$1,429	$1,200	$1,091	$1,183	$925

Policyholder benefits	$764	$1,452	$810	$675	$1,202	$624
General expenses	52	45	45	45	38	35
Investment expenses	3	3	3	3	3	3
Commissions	5	20	20	5	19	15
Other	10	(2)	10	8	(2)	8

Total policy benefits and expenses	$834	$1,518	$888	$736	$1,260	$685

Income (loss) before income taxes	$403	$(89)	$312	$355	$(77)	$240
Income taxes	(109)	(19)	(82)	(96)	(15)	(63)

Net income (loss) attributed to shareholders	$294	$(108)	$230	$259	$(92)	$177

Premiums
Premiums declined by 17 percent to $1,010 million in 2006 from $1,217 million in 2005. Premiums in the Life Reinsurance line increased due to strong new business volumes. Premiums in the Property and Casualty business decreased as a result of reinstatement premiums recorded in 2005 on contracts impacted by Hurricane Katrina as well as a continued shift from non-traditional to traditional business in the current year.
Premiums

For the years ended December 31	Canadian $			U.S. $
(in $ millions)	2006	2005	2004	2006	2005	2004

Life reinsurance	$476	$452	$466	$419	$374	$357
Property and Casualty reinsurance	97	310	180	86	257	138
International Group Program reinsurance	437	455	336	385	374	261

Total premiums	$1,010	$1,217	$982	$890	$1,005	$756

Moving Forward
We remain focused on maintaining our leadership position within our three core markets.
The market for life reinsurance is expected to continue to decline due to pricing pressures, industry consolidation and increased retention by direct writers. This has also led to a shift from direct writers reinsuring a pro rata share of a block of business towards reinsur-
2006 Annual Report     15

ing benefits in excess of a specified amount. These trends put a modest downward pressure on our retrocession volumes. On the positive side, as a result of the consolidation activity in the reinsurance industry, there will be fewer companies, creating an opportunity for us to increase volumes by reinsuring blocks of their in-force business. In addition, we will continue to opportunistically leverage our large per life capacity and the capital strength of the Company. These attributes have allowed Life Reinsurance to write a number of large in-force transactions in the past few years and are expected to continue to be a significant competitive advantage in the future.
Property and Casualty Reinsurance has established a recognized market position as a leader in providing retrocessional coverage for a very select clientele in the property and aviation reinsurance markets. The coverage is in the form of traditional and non-traditional contracts. Non-traditional reinsurance contracts are described in the supplement below. Demand for non-traditional property and casualty products almost completely disappeared in 2006 while various regulatory bodies continued their investigations of the risk transfer conditions in non-traditional contracts. In the traditional market, conditions changed following the volatile storm season of 2005. We increased our prices in 2006 and improved risk-adjusted returns to the Company, reflective of a hardening property catastrophe market and shrinking supply. We expect these market conditions to continue into 2007. During 2006 we limited our exposure in this line of business and, in 2007, we expect to continue writing business at these 2006 levels.
IGP expects to maintain its market leading position through continued dominance in North America while growing in Europe and Asia, despite increasing competition from leading providers.
Supplemental Information Regarding Non-Traditional Reinsurance
Non-Traditional Life Reinsurance
Reinsurance Division provides non-traditional reinsurance and retrocessional coverage to life and annuity insurers and reinsurers. This type of non-traditional life cover has been classified as financial reinsurance.
The non-traditional coverage is primarily coinsurance and modified coinsurance coverage of a share of specified blocks of life insurance or annuity contracts issued or reinsured by the cedant. It may also include the reinsurance of large blocks of life insurance on a yearly renewable term basis. All of the non-traditional coverage receives deposit accounting treatment for Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”) purposes, but meets the requirements for reinsurance accounting under statutory rules. Under Canadian GAAP and U.S. GAAP deposit accounting, Reinsurance Division’s income related to these transactions is recorded as fee income, reported in other revenue on the income statement, and liabilities, if any, are recorded as deposit liabilities.
The main differences between traditional and non-traditional coinsurance and modified coinsurance for life and annuity reinsurance is that, in a non-traditional reinsurance agreement, the reinsurer pays a lower ceding commission for its share of a block of business than would otherwise be paid under a traditional reinsurance contract. Non-traditional transactions often involve the payment of experience refunds to the ceding insurer covering a substantial portion of the earnings accruing to the business reinsured during the early years of the contract. In addition, the contracts contain recapture rights (that is, rights of the ceding company to reassume future obligations for the reinsured contracts) that are often more flexible than those found in traditional coverage. These more flexible recapture rights are coupled with terms that create an incentive for the ceding insurer to recapture if the block is profitable on a statutory accounting basis.
All of the non-traditional life and annuity treaties written by the Company provide prospective coverage, covering liabilities extending out over the life of the underlying policyholder life and annuity contracts.
Non-Traditional Property Reinsurance
Manufacturers P&C Limited (“MPCL”), a subsidiary of the Company, currently offers non-traditional retrocessional coverage to large international reinsurers. The non-traditional product currently offered by MPCL is known as a spread loss cover. This type of non-traditional cover has been referred to in the industry as “finite risk reinsurance” or “finite reinsurance.” All spread loss covers currently offered by MPCL are prospective property catastrophe excess of loss covers.
The most significant differences between a typical traditional treaty and a typical non-traditional contract (spread loss cover) are provisions relating to non-renewal premium and provisions relating to a notional experience account balance (“EAB”). The covers are generally 12 months in duration, with no obligation for either party to renew. An EAB tracks the performance of the treaty. The EAB is basically the premiums paid less claims incurred less MPCL’s margin. Positive amounts may be returned to the cedant. Negative amounts are carried forward in the EAB if the contract renews. Unlike traditional covers, with non-traditional covers, a non-renewal premium provision requires the cedant to pay an additional premium if the cedant does not renew the treaty and the EAB is negative. This non-renewal premium is typically less than 80% of the negative EAB, so that sufficient risk transfer is provided to qualify for reinsurance accounting.
16     2006 Annual Report

Corporate and Other
Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital (assets backing capital, net of amount allocated to operating divisions), the transfer of credit risk from operating divisions, changes in actuarial methods and assumptions and other non-operating events. Also included in Corporate and Other is the John Hancock Accident and Health (“JH A&H”) operation, which primarily consists of contracts in dispute.
In 2006, Corporate and Other contributed six per cent of the Company’s shareholders’ net income and accounted for nine per cent of the Company’s funds under management.
Financial Performance
Corporate and Other’s shareholders’ net income for 2006 was $218 million, down 42 per cent from $379 million reported in 2005. Contributing to the decrease were the unfavourable claims experience in the John Hancock Accident and Health business; lower income from changes in actuarial methods and assumptions; and lower investment income. Partially offsetting these items were lower integration expenses and credit related recoveries.
Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions)	2006	2005	2004

Investment income	$358	$376	$313
Other revenue	299	379	192

Total revenue	$657	$755	$505

Policyholder benefits	$(419)	$(572)	$(444)
General and investment expenses	387	552	416
Other	411	357	352

Total policy benefits and expenses	$379	$337	$324

Income before income taxes	$278	$418	$181
Income taxes	(60)	(39)	(40)

Net income attributed to shareholders	$218	$379	$141

Other revenue was $299 million in 2006, a decrease of 21 per cent from the $379 million reported in 2005. The decrease relates to the $89 million received in 2005 from the wind-up of the estate of Daihyaku, a business acquired in 2001.
General and investment expenses were $387 million, down 30 per cent from $552 million reported in 2005. The decrease was primarily as a result of integration expenses incurred in 2005 and a charge in 2005 of $60 million to cover guarantees made to clients that were referred to Portus Alternative Asset Management Inc.
Policyholder benefits were a recovery of $419 million, down 27 per cent from a recovery of $572 million in 2005. Policyholder benefits relate to the JH A&H business, the transfer of credit risk from operating divisions and changes in actuarial methods and assumptions. The reduced income from these items relates to unfavourable claims experience in JH A&H and the impact of changes in methods and assumptions, partially offset by favourable credit experience.
Funds Under Management
Funds under management of $37.7 billion as at December 31, 2006 increased by nine per cent over the $34.4 billion reported a year ago. The growth in the general fund assets reflects the growth in capital from the combination of net income over the past twelve months and net new capital issued during the year of $1.7 billion, offset by shareholders’ dividends of $1,163 million, and the repurchase of 45 million common shares for $1,631 million. Segregated funds in this division relate to segregated funds from timber investments. Other funds under management decreased because of the disposition of an investment subsidiary as part of the completion of the John Hancock integration.
Funds Under Management

As at December 31
(Canadian $ in millions)	2006	2005	2004

General fund	$10,974	$6,634	$9,187
Segregated funds[1]	2,516	2,600	2,134
Other funds	24,164	25,204	21,206

Total funds under management	$37,654	$34,438	$32,527

[1]	Segregated funds is reduced by a consolidation adjustment for seed funds of $571 million (2005 – $361 million and 2004 – $320 million).
2006 Annual Report     17

Investment Division
Manulife Financial’s Investment Division, operating as MFC Global Investment Management (“MFC Global”), manages assets for the Company’s general fund and for external third party retail and institutional clients through a variety of products and distribution channels. MFC Global manages a broad range of investments including equities, government and corporate bonds, private placements, real estate, mortgages, oil and gas, timber and farmland. Additionally, MFC Global has a physical presence in key financial centers around the world, including the United States, Canada, the United Kingdom, Japan, Australia, Hong Kong, and throughout South-east Asia.
General Fund Assets
The Company’s general fund invested assets increased to $171.2 billion as at December 31, 2006 from $166.4 billion as at December 31, 2005. The goal in investing in these assets is to maximize returns while operating within the Company’s investment, risk management, asset liability matching and investment policies. The following table shows the composition of the Company’s general fund invested assets.
General Fund Assets

		2006		2005
As at December 31	Carrying	%	Carrying	%
(Canadian $ in millions)	value	of total	value	of total

Bonds	$103,159	60	$103,315	62
Mortgages	28,131	17	28,008	17
Stocks	11,272	7	8,715	5
Real estate	5,905	3	5,279	3
Policy loans	6,413	4	6,120	4
Cash and short-term investments	10,745	6	8,723	5
Bank loans	2,009	1	1,806	1
Other investments	3,530	2	4,448	3

Total invested assets	$171,164	100	$166,414	100

Bonds
The Company’s bond portfolio represented 60 per cent of invested assets as at December 31, 2006. This portfolio invests in a combination of public bonds and private debt and is diversified by sector as well as by industry, duration and issuer. There was no significant change in sector distribution over the year. At year end 2006, 96 per cent of the portfolio was invested in investment grade rated securities (BBB and higher).
The following table shows the distribution of the bond portfolio by sector and industry.

			2006			2005
			%			%
As at December 31	Carrying	%	Investment	Carrying	%	Investment
(Canadian $ in millions)	value	of total	Grade	value	of total	Grade

Government and agency	$27,049	26	97	$27,200	27	98
Financial	21,281	21	99	19,558	19	98
Telecommunications	3,042	3	96	3,447	3	91
Utilities	13,444	13	93	13,449	13	90
Energy	6,044	6	95	6,028	6	92
Industrial	5,880	6	95	6,101	6	90
Securitized (ABS/MBS)	11,977	12	99	12,352	12	99
Consumer (non-cyclical)	5,375	5	96	5,781	6	93
Consumer (cyclical)	3,186	3	84	3,037	3	80
Basic materials	3,355	3	81	3,584	3	84
Technology	358	0	99	316	0	98
Media and internet	1,813	2	90	2,094	2	91
Diversified and miscellaneous	355	0	99	368	0	98

Total bonds	$103,159	100	96	$103,315	100	94

Mortgages and Real Estate
As at December 31, 2006, mortgages represented 17 per cent of invested assets with 47 per cent of the mortgage portfolio in Canada and 53 per cent in the United States. Commercial mortgages accounted for 78 per cent of total mortgages with the rest being agricultural and residential mortgages. Predominantly composed of first mortgages, the portfolio is diversified by geographic region, property type and mortgagor. Government-insured loans represented 17 per cent of the total mortgage portfolio, offering an excellent risk-adjusted return. All mortgages are secured by real properties.
As at December 31, 2006, three per cent of the Company’s invested assets were held in real estate. The portfolio is focused on high quality office buildings located in superior downtown and large suburban markets across North America and Japan. The portfolio has been managed such that the Company has been able to deliver occupancy rates that are consistently higher than industry average. The portfolio is also diversified by geographic region and property type, with 62 per cent located in the United States, 31 per cent in Canada
18     2006 Annual Report

and seven per cent in Asia. Commercial office properties represented 71 per cent of the portfolio, with the remainder shared between industrial, retail, residential and other property types.
Stocks
As at December 31, 2006, stocks represented seven per cent of invested assets. The portfolio consists primarily of publicly traded common stocks and is diversified by industry sector and issuer. As at December 31, 2006, the stock portfolio was invested 40 per cent in U.S. issuers, 33 per cent in Canadian issuers, 20 per cent in Asian issuers and seven per cent in other issuers.
Other Investments
Other investments include unconsolidated joint ventures, partnerships, funds, limited liability corporations, leases, subordinated debt of life insurance companies and oil and gas holdings. Other investments also includes various types of derivative instruments including interest rate and currency swaps, interest rate caps and floors, swaptions and futures used to hedge and manage the Company’s exposure to changes in interest rates, foreign exchange rates and equity market prices.
Third Party Assets
Separate from the General Fund, MFC Global manages a significant book of assets on behalf of clients of the Company’s operating divisions and institutional clients. Third party assets under management increased to $93.9 billion, up three per cent from $91.1 billion in 2005. The disposition of an investment subsidiary, as part of the completion of the John Hancock integration, reduced assets managed on behalf of institutional clients by $8.5 billion. Excluding this disposition, third party assets increased 14 per cent due to strong investment returns, positive net cash flows from the segregated and mutual funds businesses as well as newly acquired institutional mandates.
Third Party Assets

As at December 31			Change
(Canadian $ in millions)	2006	2005	$	%

Managed on behalf of:
Operating Division clients	$66,602	$62,896	$3,706	6
Institutional clients	27,252	28,166	(914)	(3)

Total third party assets	$93,854	$91,062	$2,792	3

Moving Forward
Consistently achieving superior investment returns and growing the investment management business remain the two primary goals of the Investment Division. The challenge ahead will be maintaining high returns in investment grade assets in an environment which continues to be characterized by tight spreads, low interest rates and highly priced assets. MFC Global’s unique portfolio of alternative assets results in enhanced yields, diversified risk and provides a competitive advantage. Going forward, the Division will continue to leverage our strong distribution network, expanded expertise and significant scale to aggressively grow the business.
2006 Annual Report     19

Risk Management
Overview
Manulife Financial is in the business of taking risk to generate profitable growth. Risk must be managed effectively to safeguard our reputation and capital, and to meet the expectations of our shareholders, customers and regulators. Our goal in managing risk is to strategically optimize risk taking and risk management to support long term revenue and earnings growth, and shareholder value growth. Manulife Financial seeks to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations, by identifying, monitoring and measuring all key risks taken, and by proactively executing effective risk control and mitigation programs.
Risks will only be assumed that are prudent in relation to the Company’s capital strength and earnings capacity, that are aligned with our operational capabilities, that meet our corporate ethical standards, that allow us to remain diversified across risk categories, businesses and geographies, and for which we expect to be appropriately compensated.
An enterprise level strategy has been established that guides our risk taking and risk management activities globally. The enterprise risk management strategy sets out comprehensive policies and rigorous standards of practice related to risk governance, risk identification and monitoring, risk measurement, and risk control and mitigation. In order to ensure that we can effectively execute our risk management strategy, we continuously invest to attract and retain qualified risk professionals, and to build and maintain the necessary processes, tools and systems.
Specific risk management strategies are also in place for each broad risk category: strategic risk, credit risk, market and asset liability and liquidity risk, insurance risk and operational risk. To ensure consistency, these strategies incorporate policies and standards of practice that are aligned with those within the enterprise risk management strategy, covering:
▪	Assignment of risk management accountabilities across the organization;

▪	Delegation of authorities related to risk taking activities;

▪	Philosophy related to assuming risks;

▪	Establishment of specific risk limits;

▪	Identification, measurement, monitoring, and reporting of risks; and

▪	Activities related to risk control and mitigation.
Risk Governance
Sound business decisions require a strong risk culture, and a well-informed executive management and Board of Directors. The Audit and Risk Management Committee (“ARMC”) of the Board of Directors oversees our global risk taking activities and risk management practices. The ARMC approves and periodically reviews our enterprise risk management strategy, risk taking philosophy, overall risk appetite, and approves and monitors compliance with all key risk policies and limits. The ARMC regularly reviews with management trends in material risk exposures and major risk taking activities, and the ongoing effectiveness of our risk management practices. The Conduct Review and Ethics Committee of the Board oversees activities and risks specifically related to conflicts of interest, confidentiality of information, customer complaints and related third party transactions, and the Management Resources and Compensation Committee of the Board oversees global human resources strategy, policies and key programs, and all related risks.
The Chief Executive Officer (“CEO”) is directly accountable to the Board of Directors for all risk taking activities and risk management strategies, and is supported by the Chief Financial Officer and Chief Risk Officer (“CRO”) as well as by the Executive Risk Committee (“ERC”), comprised of members from the Company’s Executive Committee. Together, they shape and continuously promote our risk culture throughout our global operations. The ERC, along with other executive-level risk oversight committees, establishes risk policy, guides risk taking activity, monitors material risk exposures, and sponsors strategic risk management priorities throughout the organization.
The executive-level risk oversight committees and their mandates are presented below:

Executive Risk Committee

▪ Approves and oversees execution of our enterprise risk management strategy	▪ Approves key risk policies and limits
▪ Establishes risk taking philosophy and risk appetite	▪ Monitors risk exposures and reviews major risk taking activities

Product Oversight	Credit	Global Asset Liability
Committee	Committee	Committee
▪ Establishes product design and pricing policies and standards of practice, and oversees execution of our insurance risk management strategy
▪ Reviews insurance risk exposures
▪ Sub-group approves product offerings
▪ Establishes and oversees execution of our credit risk management strategy, policies and standards of practice ▪ Reviews credit exposures ▪ Approves large individual credits and investments
▪ Establishes and oversees execution of our market and asset-liability risk management strategy, policies and standards of practice covering investment return, foreign exchange and liquidity risk, and derivatives usage
▪ Reviews market and asset-liability risk exposures
▪ Approves target investment strategies

20     2006 Annual Report

Business units across the organization own and take accountability for the risks they assume. Business unit general managers are responsible for ensuring their business strategies align with the Company’s risk taking philosophy and culture, for thoroughly evaluating and managing all risk exposures consistent with our enterprise risk policies and standards of practice, and for delivering expected risk-adjusted returns.
Corporate Risk Management (“CRM”), under the direction of the CRO, establishes and maintains our enterprise risk management strategy as well as specific risk management strategies for each broad risk category, and oversees the execution of these strategies across the enterprise. CRM monitors and reports on enterprise-wide risk exposures and oversees economic capital modeling. CRM proactively partners with business units to ensure a consistent enterprise-wide assessment of risk, risk-based capital, and risk-adjusted returns. CRM also drives the development and introduction of new risk measurement and management practices, and risk education, throughout our organization.
Other corporate groups are responsible for overseeing the execution of risk management strategies for certain risks. Global Compliance oversees our regulatory compliance risk management program, Corporate Legal oversees management of our legal risks, Corporate Treasury oversees liquidity and foreign exchange risk management, Corporate Information Technology oversees business interruption risk management, and Corporate Human Resources manages our global human resource programs. Internal Audit independently assesses the effectiveness of our risk management strategies and their execution across the enterprise. The Chief Actuary performs the Dynamic Capital Adequacy Testing that is required by regulators.
Risk Identification and Monitoring
Manulife Financial endeavours to evaluate all potential new business initiatives, acquisitions, product offerings, reinsurance arrangements, and investment and financing transactions on a directly comparable risk-adjusted basis and to identify, monitor, measure, and control the risks assumed using a common set of practices. Our business units identify and assess risks arising from their activities on an ongoing basis, as an integral component of their business management processes. CRM oversees a formal process for monitoring and reporting on enterprise-wide risk exposures relating to specific risk categories, discusses risk exposures with our various risk oversight committees, and submits requests for approval of any policy limit exceptions, as required.
The ERC and the ARMC each review a comprehensive report quarterly that presents all key elements of our risk profile and exposures across all risk categories enterprise-wide, incorporating both quantitative risk measures and qualitative assessments. The report presents information gathered through a formal risk identification and assessment process involving business unit general managers and their executive teams, as well as corporate executives overseeing global risk management programs. The report includes a scan of our external risk environment, a consolidated view of our exposure to all material risks, highlights recent developments and management activity, and facilitates monitoring of compliance with all risk policy limits.
The Chief Actuary presents the results of the Dynamic Capital Adequacy Testing to the Board of Directors annually. Our Internal Auditor independently reports the results of internal audits of risk controls and risk management programs to the ARMC semi-annually. Management reviews the implementation of all global risk management programs, and their effectiveness, with the ARMC annually.
Risk Measurement
Risk exposures are evaluated using a variety of risk measures. Certain of these risk measures are used across a number of risk categories, while others apply only to a single risk type. Risk measures range from simple key risk indicators and scenario impact analyses, to deterministic stress testing and sophisticated stochastic scenario modeling of economic value, economic capital and earnings at risk. Economic capital and earnings at risk, in particular, provide measures of enterprise-wide risk that can be aggregated, and compared, across all business activities and risk types. Qualitative assessments are performed for those risk types that cannot be reliably quantified.
The Company evaluates its consolidated internal risk-based capital using a combination of internal economic capital and Canadian-based Minimum Continuing Capital and Surplus Requirements (“MCCSR”). Economic capital measures the amount of equity needed to support risks, covering potential extreme losses that could occur, with a pre-defined confidence level. We evaluate our consolidated earnings volatility using an internal earnings at risk metric, which measures the potential variance from expected earnings over a pre-defined period, with a pre-defined confidence level. Both economic capital and earnings at risk are measured enterprise-wide and can be allocated by risk, product line, asset category, and market. We continue to expand the application of economic capital, in the evaluation of risk-adjusted returns for product pricing and investment decision support, throughout our organization. Strong controls are in place over the development, implementation and application of the stochastic scenario models used in measuring economic capital, earnings at risk and performing other risk analyses across our organization.
The Dynamic Capital Adequacy Test examines our regulatory capital adequacy over a five year projected timeframe, incorporating both existing and projected new business activities, by stress-testing a number of significantly adverse but “plausible” scenarios.
Risk Control and Mitigation
CRM establishes and oversees formal review and approval processes, involving independent individuals, groups or risk oversight committees, for product offerings, reinsurance, investment activities and other material business activities, based on the nature, size and complexity of the risk taking activity involved. Authorities for assuming risk at the transaction level, such as credit and insurance underwriting and claims adjudication decisions, are delegated based on the skill, knowledge and experience of the specific individuals.
Risk mitigation activities, such as product and investment portfolio management, hedging, reinsurance and insurance protection are used to ensure our aggregate risk remains within our risk appetite and limits. Internal controls within the business units and corporate functions are in place to limit our exposure to operational risk, such as regulatory and compliance risk and information security breaches and to ensure integrity of our business and financial results.
The Company manages risk taking activities against an overall group appetite for assuming risk that reflects the financial condition, and the business strategies and risk tolerances approved by the Board of Directors. The risk appetite is set in relation to a variety of risk measures including economic capital and earnings at risk, as well as regulatory capital requirements. To ensure exposures to particular
2006 Annual Report     21

risks are appropriate and that the Company remains well-diversified across risk categories, we manage specific risk exposures against enterprise-wide limits established for each of these specific risks. These limits are set in relation to risk measures ranging from economic capital and earnings at risk to risk measures applied only to the particular risk.
The following charts show the composition of the Company’s internal risk-based capital by broad risk category and product line:
Internal Risk-Based Capital By Risk Type

A Credit B Interest Rates C General Fund Equities D Off-Balance Sheet Product Guarantees & Fees E Real Estate & Other Assets F Claims G Policy Retention & Other Insurance Risks
Internal Risk-Based Capital By Product

A Individual Insurance B Long Term Care C Group Insurance D Individual Wealth Management & Fixed Annuities E Variable Annuities F Group Annuities & Pensions
The following sections describe the key risks we face in each broad risk category and highlight the strategies in place to manage these risks.
Strategic Risk
Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.
Key Risk Factors Manulife Financial operates in highly competitive markets and competes for customers with both other insurance and non-insurance financial services companies. Customer loyalty and retention, and access to distributors, is influenced by many factors, including our product features, service levels, prices relative to our competitors, and our reputation. External business, political and regulatory environments can significantly impact the products and services we can offer, and their price. Changes to laws, taxes, and regulations could reduce barriers to entry, increase cost of compliance, or reduce the attractiveness of some of our product offerings. Continuing consolidation of the financial services industry may increase competition further, and effective execution of desirable transactions is a challenge. Financial strength and claims paying ability ratings are also important to our competitive position. A ratings downgrade could reduce the demand for our products and services, increase the level of surrenders of our products, and negatively impact the cost and availability of capital to us.
Risk Management Strategy The CEO and Executive Committee establish and oversee execution of business strategies, and have accountability to identify and manage the risks embedded in these strategies. They are supported by a number of important processes:
▪	Strategic planning that is integrated with risk assessments and reviewed where appropriate with the Board of Directors;

▪	Detailed business planning executed by divisional management and reviewed by the CEO;

▪	Quarterly operational performance reviews of all businesses, along with business risks, with the CEO and annual reviews with the Board of Directors;

▪	Capital attribution and allocation that ensures a consistent decision making framework across the organization;

▪	Review and approval of acquisitions and divestitures by the CEO and where appropriate with the Board of Directors.
Market and Asset Liability Risk and Liquidity Risk
Market and asset liability risk is the risk of loss resulting from adverse investment returns caused by market price volatility, interest rate and credit spread changes, and from adverse foreign currency rate movements. Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands.
Risk Management Strategy Overview Manulife Financial’s Global Asset Liability Committee, with the support of a network of business unit asset liability committees, establishes and oversees the execution of the Company’s market and asset liability risk management strategy. The strategy covers the management of a variety of risks that arise in generating the investment returns required to support product liabilities, as well as the returns on assets in the shareholders’ equity account. These risks include performance of non-fixed income investments, such as equities, commercial real estate, timberlands and oil and gas, interest rate changes, and foreign exchange rate changes. The committee also oversees the management of liquidity. Our market and asset liability risk management strategy is designed to keep potential losses from these risks within acceptable limits.
Global investment policies, approved by the ARMC, establish enterprise-wide and portfolio level targets and limits, as well as delegated transaction approval authorities. The targets and limits are designed to ensure investment portfolios are widely diversified across asset classes and individual investment risks, and are suitable for the liabilities they support. We monitor actual investment positions and risk exposures regularly, and report the positions and exposures to the Global Asset Liability Committee on a quarterly basis, with some exposures reported monthly. We also present reports to the ERC and the ARMC quarterly.
Segmentation and Investment Approach General account product liabilities are segmented into groups with similar characteristics and are each supported with a uniquely segmented portfolio of investments. Investment policies and goals are established for each asset segment, setting out target investment strategies and portfolio management philosophies that best match the premium and benefit pattern, guarantees, policyholder options, and crediting rate strategies for the products they support. These investment policies and goals encompass asset mix, quality rating, duration and cash flow profile, liquidity, currency mix and industry concentration targets, as
22     2006 Annual Report

well as portfolio management styles such as active or indexed for public equities and buy-and-hold or actively traded for public bonds. Similarly, we establish a target investment strategy and portfolio management philosophy for our shareholders’ equity account. Our target investment strategies are established using sophisticated portfolio analysis techniques to optimize long-term returns, subject to considerations related to regulatory and economic capital requirements, and tolerances with respect to short-term income volatility and long-term extreme event risk. Governing business unit asset liability committees and the Global Asset Liability Committee approve the investment policies and goals.
Several products, such as payout annuities and insurance, have guaranteed obligations extending well beyond terms for which returns can generally be locked in with certainty, typically about 25 to 30 years in North America. To support obligations falling within the period for which investment returns can be locked in, we invest in fixed income assets that have a generally matching cash flow or key rate duration profile. We support the remaining liabilities, which give rise to systemic investment return risk as they cannot be cash flow matched, with assets managed to achieve a target return sufficient to support these obligations over their long-term investment horizon. We do this by investing in a prudent amount of a diversified basket of non-fixed income assets, with the balance invested in fixed income portfolios. We allocate any recurring premium inflows, after funding current obligations, between the matching investment strategies and target return investment strategies as needed to support obligations.
To support wealth management products with fixed and highly predictable benefit payments, we invest in fixed income assets that have a generally matching cash flow or key rate duration profile. These products primarily have short to medium-term obligations and offer interest rate guarantees for specified terms on single premiums.
Other products such as participating insurance, universal life insurance and U.S. fixed annuities, largely pass through the investment performance of the assets we invest in to support these products to our policyholders, through dividends declared or rates of interest credited. We manage the assets supporting these products to achieve a target return designed to maximize dividends or credited rates, subject to established risk tolerances.
Derivatives, including foreign exchange contracts, interest rate and cross currency swaps, forward rate agreements and options are used to manage interest rate, foreign currency and equity risks. We mitigate the unique risks associated with the use of derivatives by having in place specific risk management policies and processes including limits on the notional volume of derivative transactions, authorized types of derivatives and applications, delegated authorization and trading limits for specific personnel, as well as the pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies.
Investment Return Risk
Key Risk Factors Investment return risk relates primarily to potential losses arising from asset returns insufficient to support product liabilities and is driven by our asset allocation, market influences, as well as the nature of embedded product guarantees and policyholder options.
The investment return risk within our general account arises mainly from: the uncertainty of returns that can be achieved on investments to be made in the future as recurring premiums are received, the uncertainty of returns that can be achieved on existing asset portfolios being managed for long-term return supporting long-dated liabilities, minimum rate guarantees on products where investment returns are generally passed through to policyholders, and embedded policyholder withdrawal options. Investment return risk within the general account may also arise from any tactical mismatch positions taken between the cash flow or key rate duration profile of assets and liabilities that are generally targeted to be matched.
If the cash flow and maturity profile of our assets are shorter than our guaranteed liabilities, interest rate declines may reduce the future return on invested assets earmarked to support those liabilities. On the other hand, for products with adjustable rates, if rates increase significantly, we may need to increase credited rates and reduce margins in order to remain competitive or face potential increases in surrenders on these products. Declines in market values of equity, commercial real estate, and to a lesser extent, timberlands will impact the market value of our general account investments.
The investment return risk arising from the Company’s off-balance sheet products is due mainly to the uncertainty of future levels of asset-based fees, as well as death and living benefit guarantees provided on variable annuity and insurance products. Guarantees include death, maturity, income and withdrawal guarantees on variable products and segregated funds. A sustained decline in stock markets could reduce asset-based fee revenues and increase the cost of guarantees associated with our variable products.
In addition, the level of our sales activity may be affected by the performance of stock markets, interest rates, inflation and general economic conditions as these will influence the performance of our general account investments, segregated funds and mutual funds.
Risk Management Strategy Interest rate risk management policies and standards of practice are clearly defined and communicated, including interest rate risk exposure limits and delegated trading authorities approved by the ARMC, as well as accountabilities for managing and monitoring interest rate risk. Asset duration, key-rate duration or cash flow targets are reviewed, modified and communicated to portfolio managers with a frequency ranging from daily to annually, depending on the type of liabilities and the frequency and size of potential changes in the liability profiles. We monitor actual asset positions against targets and rebalance positions to within established interest rate risk exposure limits with a frequency ranging from daily to quarterly, depending on the potential exposure to changes in the profile of assets and liabilities. We manage fixed income assets invested for total return against established external benchmarks and portfolio managers maintain interest rate risk exposure positions within prescribed limits.
We mitigate risk arising from our general account non-fixed income investments by investing in a diversified basket of assets consisting of public and private equities, commercial real estate, timberland, agricultural land and oil and gas. We manage total non-fixed income asset investments against an established aggregate limit, representing a small proportion of total assets, and against aggregate limits for each asset category. To diversify risk, we manage our public and private equity investments against established targets and limits by industry type and corporate connection; commercial real estate investments to established limits by property type and geography; and timber and agricultural land investments to limits by geography and crop. We proactively manage allocations to non-fixed income assets, reflecting management’s risk preferences.
2006 Annual Report     23

We mitigate investment return risk arising from off-balance sheet products through benefit guarantee design, limitations on fund offerings and the use of reinsurance. We design new product benefit guarantees and fund offerings to meet established extreme event risk exposure limits, based on economic capital. We have reinsurance in place on existing business that transfers investment return related benefit guarantee risk, where appropriate.
The Company’s aggregate exposure to equities is managed against enterprise-wide limits that are approved by the ERC and the ARMC. These limits cover the combined risk arising from off-balance sheet product death and living benefit guarantees, asset-based fees and general account investments.
Market risk exposures are evaluated using a variety of techniques and measures that are primarily based on projecting asset and liability cash flows under a variety of future interest rate and market return scenarios. These measures include durations, key-rate durations, convexity, cash flow gaps, shareholders’ economic value at risk based on specific stress scenarios, earnings at risk and economic capital. We monitor and report exposures quarterly to the Global Asset Liability Committee, the ERC and the ARMC.
The following tables show the shareholders’ economic value at risk under sample stress scenarios, each one reflecting a shock from December 31st market levels, that reflects a confidence level of approximately 87 per cent over a one-year horizon, according to internal models. We calculate shareholders’ economic value as the net present value of future cash flows related to current assets, recurring premiums to be received and product benefit and expenses to be paid, all discounted at market yields and adjusted for tax. The stress scenarios are:
▪	an immediate and permanent parallel increase of one per cent in interest rates for all maturities across all markets;

▪	an immediate and permanent parallel decrease of one per cent in interest rates for all maturities across all markets, subject to a minimum interest rate of 0.25 per cent; and

▪	an immediate 10 per cent decline in the market value of non-fixed income assets.
Exposures are shown separately for segments supported with asset-liability matching mandates and segments supported with total return mandates.
Exposures Arising in Segments Supported with Matching Mandates Liability segments supported with matching mandates include non-adjustable product benefit and expense obligations falling within a period for which returns can generally be locked in, typically 25 to 30 years. These liabilities represented approximately half of our product liabilities as at December 31, 2006. Our strategy is to support these liabilities with fixed income assets that have a generally matching cash flow or key rate duration profile.
The following table shows the shareholders’ economic values at risk arising from segments supported with asset-liability matching mandates under the interest rate stress scenarios described above.
Shareholders’ Economic Value at Risk Arising from Segments Supported with Matching Mandates

As at December 31	1% change in interest rates
(Canadian $ in millions)	Increase	Decrease

2006
Wealth management	$22	$(24)
Insurance	247	(325)

Total	$269	$(349)

2005
Wealth management	$(11)	$16
Insurance	227	(314)

Total	$216	$(298)

As at December 31, 2006, our wealth management business supported with matching mandates had virtually no sensitivity to parallel interest rate changes. Within our insurance liability segments supported with matching mandates, we remain positioned to benefit from increases in interest rates in our U.S. long-term care, U.S. life insurance and Canadian insurance segments, and consequently remain exposed to potential permanent declines in interest rates.
Exposures Arising in Segments Supported with Target Return Mandates Liability segments supported with target return mandates include non-adjustable product benefit and expense obligations falling beyond the period for which returns can generally be locked in, typically 25 to 30 years, as well as all liabilities with benefits that can generally be adjusted. These liabilities represented approximately half of our product liabilities as at December 31, 2006. Target return mandate segments also include our shareholders’ equity account. These liabilities are supported by asset portfolios incorporating a prudent amount of a diversified basket of non-fixed income assets, with the balance invested in fixed income portfolios. For our asset segments supporting non-adjustable long-dated liabilities, the underlying economic risk exposure is the potential failure to achieve the assumed returns over the entirety of their long investment horizon. For our asset segments supporting adjustable product liabilities, the embedded economic risk arises primarily from embedded minimum guarantees and policyholder withdrawal options.
24     2006 Annual Report

The following table shows the shareholders’ economic values at risk arising from segments supported by total return mandates described above, under the three stress scenarios.
Shareholders’ Economic Value at Risk Arising from Segments Supported by Target Return Mandates

As at December 31	1% change in interest rates		10% decline in market values
(Canadian $ in millions)	Increase	Decrease	Equities	Real Estate	Other*

2006
Wealth management	$(70)	$13	$(59)	$(27)	$(7)
Insurance	533	(1,033)	(124)	(211)	(74)
Shareholders’ equity account	(396)	451	(339)	(15)	(66)

Total	$67	$(569)	$(522)	$(253)	$(147)

2005
Wealth management	$(36)	$30	$(63)	$(6)	$(6)
Insurance	500	(999)	(150)	(172)	(47)
Shareholders’ equity account	(304)	340	(244)	(11)	(48)

Total	$160	$(629)	$(457)	$(189)	$(101)

*	Other assets include timberland, agricultural lands and oil and gas holdings.
Within our insurance liability segments supported by target return mandates, exposure to a permanent decline in interest rates primarily arises in long-dated non-adjustable product benefit segments, due to fixed income asset portfolios with cash flow or key rate duration profiles shorter than the benefits, as well as exposure to minimum rate guarantees on adjustable benefit segments. The exposures within our insurance liability segments are partially offset by the exposures within our shareholders’ equity account.
Exposures for Variable Products and Other Managed Assets The following table shows the potential impact on shareholders’ economic value, arising from variable products and mutual funds, as well as institutional asset management operations, as a result of an immediate 10 per cent decline in the market value of equity funds.
Impact on Shareholders’ Economic Value of a Ten Per Cent Decline in Market Values of the Equity Component of Variable Product and Other Managed Assets

As at December 31
(Canadian $ in millions)	2006	2005

Market-based fees	$(567)	$(472)
Variable product guarantees	$(167)	$(207)

Additional information related to investment related guarantees on variable annuities and segregated funds is shown in the table below.
Variable Annuity and Segregated Fund Benefit Guarantees

			2006			2005
			Expected			Expected
As at December 31	Fund	Amount	guarantee	Fund	Amount	guarantee
(Canadian $ in millions)	value[2]	at risk[2]	cost[3]	value[2]	at risk[2]	cost[3]

Maturity / income benefits	$51,188	$429		$36,553	$613
Death benefits[1]	12,926	1,133		12,543	1,578

Total	$64,114	$1,562	$(1,623)	$49,096	$2,191	$(1,252)

[1]	Death benefits include stand-alone guarantees and guarantees in excess of maturity or income guarantees where both are provided on a policy.

[2]	Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured. This amount is not currently payable and represents a theoretical value only.

[3]	Expected guarantee cost is net of reinsurance and fee income allocated to support the guarantees.
Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. The expected guarantee cost represents the average, across all stochastically modeled investment return scenarios, of the present values of projected future guaranteed benefit payments, net of reinsurance and fee income allocated to support the guarantees, considering future mortality, policy termination and annuitization rates. Fee income supporting guarantees is expected to exceed benefit payments, resulting in a negative expected cost. The reduction in the amount at risk and the improved expected cost of guarantees as compared to December 31, 2005 was driven by favourable equity market performance along with the sales of higher margin products.
The actuarial liabilities established for guaranteed benefit payments related to variable annuities and segregated funds must fall between the average of the present values calculated as described above, across the most adverse 40 per cent of investment scenarios and the average calculated across the most adverse 20 per cent of the investment return scenarios. As at December 31, 2006 and December 31, 2005, actuarial liabilities held for these guaranteed benefit payments were $546 million and $547 million respectively, exceeding both the minimum requirement and the expected guarantee cost. While determined based on an average of stochastic investment return scenarios, in aggregate, the actuarial liabilities held as at December 31, 2006 would adequately defease our projected
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guaranteed benefit payments across all businesses as long as future fund returns, including dividends, average at least two and one half per cent per annum.
Foreign Currency Risk
Key Risk Factors A substantial portion of the Company’s global business is denominated in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. We also invest a substantial portion of our shareholders’ equity in non-Canadian denominated assets. If the Canadian dollar were to strengthen relative to non-Canadian currencies, the translated value of reported revenue, expenses and earnings from these non-Canadian denominated businesses would decrease and the translated value of our reported shareholders’ equity would decline.
Risk Management Strategy Manulife Financial has a policy of matching the currency of our assets with the currency of the liabilities they support, to mitigate economic exposure to currency exchange rate changes. To limit the impact of changes in foreign exchange rates on regulatory capital ratios, we have a policy of generally matching the currency of the assets in our shareholders’ equity account to the liabilities they support, up to target capital levels.
Currency risk exposure is managed to an established Value at Risk limit. The Value at Risk model is based on the industry-accepted J.P. Morgan Chase Risk Metrics methodology applied to our actual currency position relative to the policy position. We also monitor and regularly report the sensitivity of our net income and shareholders’ equity to changes in foreign exchange rates to the Global Asset Liability Committee and ERC and report quarterly to the ARMC. A one per cent increase in the Canadian dollar relative to the U.S. dollar would have reduced shareholders’ equity by $165 million as at December 31, 2006 and $151 million as at December 31, 2005. The same change in foreign exchange rates would have reduced 2006 and 2005 net income by $28 million and $21 million, respectively.
Liquidity Risk
Key Risk Factors Manulife Financial is exposed to liquidity risk in each operating company and in the holding company. In the operating companies, expected cash demands arise day-to-day to fund anticipated policyholder benefits, expenses and investment activities. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders either terminating policies with material cash surrender values, or not renewing them when they mature, and from an increase in the level of borrowers renewing or extending their loans when they mature.
The ability of MFC, the holding company, to fund its cash requirements depends upon it receiving dividends, distributions and other payments from its operating subsidiaries. These subsidiaries are generally required to maintain solvency and capital standards imposed by their local regulators and, as a result, have restrictions on payments which they may make to MFC.
Risk Management Strategy Global liquidity management policies and procedures are designed to ensure we have adequate liquidity available in the holding company, each operating company, and our consolidated operations, to cover financial obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They take into account any legal, regulatory, tax, operational or economic impediments to inter-entity funding.
Liquidity risk is lessened by having policy liabilities that are well-diversified by product, market, geographical region and policyholder. We design insurance products to encourage policyholders to maintain their policies in-force. These policies generate a diversified and stable flow of recurring premium income. We design the policyholder termination features of our wealth management products and our investment strategies to support them, to mitigate the financial exposure and liquidity risk related to unexpected policyholder terminations. We establish and implement investment strategies that match the cash flow or maturity profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. We also maintain centralized cash pools and access to other sources of liquidity such as repurchase funding agreements. We forecast and monitor actual daily operating liquidity and cash movements in local operations as well as centrally, to ensure liquidity is available and cash is employed optimally.
Global operating and strategic liquidity levels are managed against established minimums, approved by the ARMC. We set minimum operating liquidity as the level of one month’s operating cash outflows. Our operating liquidity remains well above minimum requirements. We measure strategic liquidity using an industry-accepted model under both immediate (within one month) and ongoing (within one year) stress scenarios. Under this model, adjusted liquid assets include cash and short-term investments, and marketable bonds and stocks that are discounted to reflect convertibility to cash, are net of maturing debt obligations. Under the model, policy liabilities are adjusted to reflect their potential for withdrawal. Our policy is to maintain adjusted liquid assets at a level above adjusted policy liabilities, corresponding to the highest liquidity rating issued by Standard & Poor’s.
Strategic Liquidity

		2006		2005
As at December 31	Immediate	Ongoing	Immediate	Ongoing
(Canadian $ in millions unless otherwise stated)	scenario	scenario	scenario	scenario

Adjusted liquid assets	$92,142	$91,320	$87,798	$88,638
Adjusted policy liabilities	$22,507	$28,973	$22,120	$28,485
Liquidity ratio	409%	315%	397%	311%

During the year, the Strategic Liquidity Ratio was adjusted to more accurately reflect the surrender profile of certain Annuities business. Prior year numbers have been revised to conform to the current basis of calculation.
26     2006 Annual Report

Credit Risk
Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.
Key Risk Factors A pronounced and sustained economic downturn could result in borrower or counterparty defaults or downgrades, and could lead to increased provisions for impairments related to our general account invested assets and off-balance sheet instruments, and an increase in provisions for future credit impairments to be included in our actuarial liabilities. Counterparty risk arises primarily from derivatives and reinsurance activities. Any of our reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them could lead to an increase in actuarial reserves.
Risk Management Strategy The Credit Committee establishes and oversees execution of our credit risk management strategy. The committee sets out objectives related to the overall quality and diversification of our general account investment portfolio and establishes criteria for the selection of counterparties and intermediaries, including reinsurers and insurance providers. Our policies, approved by the Credit Committee, establish exposure limits by borrower, corporate connection, quality rating, industry, and geographic region, and govern the usage of credit derivatives. Corporate connection limits vary according to risk rating. We invest our general account assets primarily in investment grade bonds and commercial mortgages. We do not actively participate in the credit derivative market, and currently have a minimal exposure to credit default swaps. The Credit Committee monitors compliance against all credit policies and limits. Internal Audit performs periodic internal audits of all credit-granting units to ensure compliance with credit policies and procedures.
All of our credit-granting units follow a defined evaluation process that provides an objective assessment of credit proposals. We assign each investment a risk rating based on a detailed examination of the borrower that includes a review of: business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the organization. We assess and update risk ratings regularly, based on a standardized 22-point scale consistent with those of external rating agencies. For additional input to the process, we also assess credit risks using a variety of industry standards, market based tools and metrics. We map our risk ratings to pre-established probabilities of default and loss given defaults, based on historical industry and company experience, and resulting default costs, which form key inputs to our product pricing, actuarial liabilities and economic capital.
We establish delegated credit approval authorities that are approved by the Credit Committee and the ARMC. We make credit decisions on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to risk rating. We refer all major credit decisions to the Credit Committee and the largest credit decisions to the CEO for approval and, in certain cases, to the Board of Directors.
We have in place distinct derivative counterparty exposure limits, based on a minimum acceptable counterparty credit rating of “A” from internationally recognized rating agencies. We measure derivative counterparty exposure as gross potential credit exposure, which takes into consideration mark-to-market value, net of any collateral held, and an allowance to reflect future potential exposure. We measure reinsurance counterparty exposure as both current exposure and potential future exposures reflecting the level of ceded actuarial liabilities. We require all reinsurance and insurance counterparties to meet minimum risk rating criteria.
Regular reviews of the credits within the various portfolios are undertaken to ensure that changes to credit quality are identified, and where appropriate, that corrective action is taken. Prompt identification of problem credits is a key objective. CRM provides independent credit risk oversight by reviewing assigned risk ratings, and monitoring problem and potential problem credits.
An allowance for losses on invested assets is established when an asset or portfolio of assets becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of assets and related investment income. We reduce the carrying value of an impaired asset to its estimated net realizable value at the time of recognition of impairment. We establish an allowance for losses on reinsurance contracts when a reinsurance counterparty becomes unable or unwilling to fulfill their contractual obligations. We base the allowance for loss on current recoverables and ceded actuarial liabilities. There is no assurance that the allowance for losses will be adequate to cover future losses or that additional provisions or asset write-downs will not be required. However, we remain conservatively provisioned for credit losses overall and our level of impaired assets continues to be very low.
Actuarial liabilities also include general provisions for credit losses from future asset impairments. We set these conservatively, taking into account normal historical levels and future expectations, with an allowance for adverse deviations. Fluctuations in credit default loss rates and, to a lesser extent, deterioration in credit ratings of borrowers, may result in losses if actual rates exceed expected rates. As at December 31, 2006 and December 31, 2005, credit loss rates over the next year which exceed the rates provided for in actuarial reserves by 25 per cent would reduce net income by $30 million and $39 million, respectively.
A variety of aggregate credit risk exposure measures are monitored regularly and reported to the Credit Committee and ARMC, as shown in the following table.
Credit Risk Measures

As at December 31
(Canadian $ in millions unless otherwise stated)	2006	2005

Net impaired assets	$341	$643
Net impaired assets as a per cent of total invested assets	0.20%	0.39%
Allowance for impairment	$186	$276
Provision for future credit losses included in actuarial liabilities[1]	$2,547	$2,906

[1]	Excludes allowances for pass-through credit risk pertaining to participating policies and certain other policies. The allowance for expected credit losses implicit in actuarial liabilities for these policies was estimated to be $1,289 million as at December 31, 2006 and $1,231 million as at December 31, 2005.
2006 Annual Report     27

Insurance Risk
Insurance risk is the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced, as a result of mortality and morbidity claims, policyholder behaviour and expenses.
Key Risk Factors A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when we design and price products, and when we establish actuarial liabilities. To develop assumptions for future claims, we use both Company and industry experience. Actual claims may be materially worse than the assumptions we make. Claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. To develop assumptions for future policyholder behavior, we use Company experience and predictive models. Policyholder premium payment patterns, policy renewal, withdrawal and surrender activity is influenced however, by many factors including market and general economic conditions, and the availability and price of other products in the marketplace. Predictions, therefore, rely on significant judgement. Actual policyholder activity may be materially more adverse than the assumptions we make.
Risk Management Strategy The Product Oversight Committee oversees insurance risk management, together with all other elements of our product design and pricing practices, to ensure our product offerings align with our risk taking philosophy and risk limits, while promoting business opportunities. Within the broad framework set out by our Product Design and Pricing Policy approved by the ARMC, this committee establishes global product design and pricing standards and guidelines. These cover:
▪	product design features

▪	use of reinsurance

▪	pricing models and software

▪	internal risk-based capital allocations

▪	target profit objectives

▪	pricing methods and assumption setting

▪	stochastic and stress scenario testing

▪	required documentation

▪	review and approval processes

▪	experience monitoring programs
We designate individual pricing officers in each business unit who are accountable for all pricing activities. The general manager and chief financial officer of each business unit, and CRM, approve the design and pricing of each product, including key claims, policyholder behaviour, investment return and expense assumptions, as well as related reinsurance treaties with third parties, ensuring corporate standards are met. Corporate Actuarial approves all actuarial valuation methods and assumptions and approves reinsurance treaties related to business in-force, as well as all related party reinsurance treaties. We perform annual risk and compliance self-assessments and periodic internal audits of the product development and pricing activities of all businesses, to ensure compliance with standards.
We utilize a global underwriting manual to ensure insurance underwriting practices are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. We periodically review business unit practices to ensure compliance with standards.
We apply retention limits per insured life to reduce our exposure to individual large claims. These retention limits vary by market and jurisdiction. We reinsure exposure in excess of these limits with other companies. Our current global retention limit is U.S. $20 million (U.S. $25 million for joint life policies) and is shared across business units. We apply lower limits in some markets and jurisdictions.
We further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers and by purchasing catastrophe reinsurance for life, health and disability insurance worldwide. Our catastrophe reinsurance covers losses in excess of U.S. $100 million deductible up to U.S. $225 million (U.S. $50 million for Japan) over the deductible. In addition to accidents and natural catastrophes, it provides full cover for losses due to all terrorist activities in Canada, where the concentrations are highest, and restricted cover for losses due to terrorist activities in other parts of the world.
As noted above, fluctuations in claims experience may result in losses. As at December 31, 2006 and December 31, 2005 actual mortality and morbidity rates over the next year exceeding the rates provided for in actuarial reserves by five per cent would reduce net income by $123 million and $113 million, respectively. Enterprise-wide, this claims exposure is lessened as a result of operating internationally and insuring a wide range of unrelated risk events, reducing the likelihood of high aggregate claims rates.
28     2006 Annual Report

Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems failures, human performance failures or from external events.
Key Risk Factors Operational risk is naturally present in all of the Company’s business activities and encompasses a broad range of risks, including reputation risk, regulatory compliance failures, legal disputes, technology failures, business interruption, human resource management and employment practices, environmental concerns, processing errors, business integration, theft and fraud, and damage to physical assets. Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, poor customer service or damage to reputation. Operational risk is also embedded in all the practices we use to manage other risks. If not managed effectively, operational risk can impact our ability to manage other key risks such as credit risk, market and asset liability risk and insurance risk.
Risk Management Strategy Manulife Financial’s strong corporate governance, clearly communicated corporate values, and integrated, enterprise-wide approach to managing risk set the foundation for mitigating operational risks. We strengthen this base by ensuring appropriate internal controls and systems, together with trained and competent people, are in place throughout the organization. We establish and execute enterprise-wide risk management strategies for specific operational risks that could materially impact our ability to do business or impact our reputation. Within established corporate standards, business unit general managers are accountable for the day-to-day management of the operational risks inherent in their operations. Business units and functional areas perform comprehensive risk control self-assessments to identify, document and assess inherent operational risks and effectiveness of internal controls. They regularly monitor key risk indicators that provide early warnings of emerging control issues and proactively modify procedures. Material operational risk exposures and risk management activities are reported quarterly to the ERC and the ARMC. Internal Audit independently assesses the effectiveness of risk management strategies and internal controls. External auditors review the effectiveness of internal controls to the extent necessary to conduct an audit of the Company’s financial statements. Both the internal and external auditors report independently to the ARMC on the findings of their audits.
Through our corporate insurance program, overseen by CRM, the Company transfers a portion of our operational risk exposure by purchasing global and local insurance covers that provide protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfy legal requirements and contractual obligations. We determine the nature and amount of insurance coverage centrally, reflecting enterprise-wide exposures and risk tolerances.
The following is a further description of key operational risk factors with associated management strategies:
Reputation Risk Reputation risk is the risk that our corporate image may be eroded by adverse publicity, as a result of our business practices or those of our representatives and business partners, potentially causing damage to our franchise value. Representatives, among others, include independent distributors, such as broker-dealers, banks and wholesalers, whose services and representations our customers rely on. Business partners, among others, include third parties to whom we have outsourced some of our administrative functions and that we rely on to fulfill their obligations.
Manulife Financial’s reputation is one of its most valuable assets and must be safeguarded. A loss of reputation is often a consequence of some other risk control failure whether associated with complex financial transactions or relatively routine operational activities. As such, reputation risk cannot be managed in isolation from other risks. We have established an enterprise-wide Reputation Risk Policy, approved by the ARMC, which specifies the responsibilities of the Board and executive management, in managing reputation risk. We apply a set of guiding principles in conducting all our business activities, to protect and enhance our reputation, and place a priority on communication to and education of all employees and representatives. We require reputation risk assessments to be considered as part of business strategy development and execution. While the CEO and executive management are ultimately responsible for our reputation, every one of our employees and representatives has the responsibility to conduct their business activities in a manner that upholds our reputation. This responsibility is clearly detailed and communicated to every director, officer and employee through our Code of Business Conduct and Ethics.
Legal and Regulatory Risk The Company is subject to extensive regulatory oversight by insurance and/or financial services regulators in the jurisdictions in which it conducts business. The laws, regulations and regulatory policies are primarily intended to protect policyholders, beneficiaries and depositors, not shareholders. Failure to comply with applicable statutes or regulations could result in financial penalties or sanctions, and damage to reputation. We are also regularly involved in litigation, both as plaintiff and defendant, which could result in an unfavourable resolution.
Global Compliance oversees our regulatory compliance program, supported by designated chief compliance officers in every division. The program is designed to promote compliance with regulatory obligations worldwide and to help ensure awareness of the laws and regulations that affect us, and the risks associated with failing to comply. Divisional compliance groups monitor emerging legal and regulatory issues as well as proposed regulatory changes and take an active role in attempting to influence these where appropriate. They also prepare us to address new requirements. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory and reputation risks, and helps to ensure significant issues are escalated and proactively mitigated, reporting to the ARMC semi-annually. Among these processes and practices are: product design, sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing and regulatory filings.
As part of the Sarbanes Oxley Act of 2002, a risk assessment of our operational risks associated with enterprise-wide financial reporting was conducted. As part of this assessment, a thorough documentation and review of our controls was undertaken by the Company. This review has enabled us to further improve our overall efficiency and effectiveness around our financial reporting.
Technology and Business Interruption Risks Technology is used in virtually all aspects of our business and operations including the creation and support of new products and services. Operational integrity, data integrity and security of information and our systems infrastructure are all relied upon for normal business operations. Disruption to operations due to system failure or information security breaches can have negative consequences for our businesses.
2006 Annual Report     29

Technology related risks are managed through a rigorous systems development protocol and global information security programs. We have in place a global business continuity policy along with standards of practice to ensure key business functions can continue and normal operations can resume effectively and efficiently, in the event of a major disruption. Each business unit maintains its own business continuity plans and processes and the global program incorporates periodic scenario analysis to validate the assessment of both critical and non-critical units, as well as the establishment and testing of appropriate business continuity plans for all critical units. We establish and regularly test crisis management and communications protocols. We have off-site backup facilities available to minimize recovery time. We subject our outsourcing arrangements, whereby a service provider performs a service activity on behalf of the Company, to review procedures, prior to their approval. We have comprehensive policies and procedures in place to monitor the ongoing results and contractual compliance of such arrangements.
Human Resource Risks Attracting and retaining qualified resources is critical to the execution of our business strategies. We face tremendous competition for qualified executives, employees and agents from companies both within the financial services industry and in other industries. We have established and implemented a number of human resource policies, practices and programs in order to manage these risks. Our executive management is committed to employee training and development, and our compensation program is designed to retain employees. We have in place a number of recruiting programs to attract the best and the brightest for every level of the organization.
Environmental Risk An environmental issue on a property owned by us or any property with which we are affiliated could result in financial or reputational loss. Manulife Financial’s environmental policy reflects the Company’s commitment to conducting all business activities in a manner that recognizes the need to preserve the quality of the environment, as well as the requirement to be compliant with all applicable environmental laws and regulations. In providing credit to borrowers, or making equity investments in private firms, we take reasonable steps to help ensure that counterparties are environmentally responsible. In natural resource management operations, we have specific policies and procedures in place to mitigate environmental risks and operate in an environmentally responsible manner. We also have programs in place across the real estate holdings to conserve energy and reduce waste.
Additional Risk Factors That May Affect Future Results
The Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) makes changes to the financial accounting and reporting standards that govern the preparation of our financial statements. These changes may be difficult to anticipate and may materially impact how we record and present our financial condition and results of operations. As discussed under “Critical Accounting and Actuarial Policies”, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the financial statements and accompanying notes. These estimates and assumptions may require revision and actual results may differ materially from these estimates. As well, as noted under “Caution Regarding Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Key risk factors and their management have been described above, summarized by major risk category.
Other factors that may affect future results include changes in government trade policy; monetary policy; fiscal policy; political conditions and developments in or affecting the countries in which we operate; the timely development and introduction of new products and services in receptive markets; technological changes; public infrastructure disruptions; unexpected changes in consumer spending and saving habits; the possible impact on local, national or global economies from public health emergencies, such as an influenza pandemic, and international conflicts and other developments including those relating to terrorist activities. Although we take steps to anticipate and minimize risks in general, unforeseen future events may have a negative impact on our business, financial condition and results of operations.
We caution that the preceding discussion of risks that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing risks, as well as other uncertainties and potential events, and other external and Company specific risks that may adversely affect the future business, financial condition or results of operations of our Company.
30     2006 Annual Report

Capital Management and Capital Adequacy
Overview
The Company’s objectives with respect to capital management are: to ensure safety and stability of our financial position; to ensure we have the flexibility to take advantage of attractive business and investment opportunities as they arise; and to optimize the return on shareholders’ equity.
The Company’s balance sheet capital mix is:

As at December 31
(Canadian $ in millions)	2006	2005	2004

Long-term debt*	$3,062	$2,457	$2,948
Liabilities for preferred shares and capital instruments	2,572	1,922	1,950
Non-controlling interest in subsidiaries	202	187	136
Equity	25,656	23,787	23,101

Total	$31,492	$28,353	$28,135

*	Includes $550 million notes payable to Manulife Finance (Delaware) LLC deployed as operational leverage.
Management of Capital
Operational oversight is provided by the Finance Committee, consisting of senior finance, risk management and investment executives and chaired by the Chief Financial Officer. The committee oversees capital management policies and plans, including capital targets and capital allocation policies, and reviews transactions that affect Manulife’s subsidiaries and the Company as a whole.
Capital levels are managed centrally to achieve a cost effective capital structure. We maintain capital quality by limiting the amount of debt capital or non-permanent equity capital in the capital structure. We monitor and rebalance our capital mix through opportunistic capital issuances, capital repurchases and redemptions.
The Company uses an internal risk based economic capital framework to measure the capital requirements across the various businesses and jurisdictions where we do business. In addition, our businesses are subject to regulatory capital requirements in the various jurisdictions in which we operate. Capital is generally allocated to business lines for planning and performance management purposes based on the higher of the economic capital and the regulatory capital level.
Common Shareholder Dividend and Target Dividend Payout Ratio
The target common shareholder dividend payout is a range of 25 per cent to 35 per cent of net income. The common dividends per share paid in cash and the common share dividend payout ratio in the last three years were:

For the years ended December 31	2006	2005	2004

Common dividends per share paid in cash	$0.725	$0.58	$0.47
Common share dividend payout ratio	29%	28%	27%

On June 2, 2006, MFC paid a stock dividend of one common share on each of its issued and outstanding common shares. The effect is the same as a two-for-one split of MFC’s common shares.
Capital Issuances
In 2006, we issued $1,989 million of capital (2005 – $536 million) and redeemed/repurchased $1,903 million of capital (2005–$1,555 million), including $1,631 million of common shares (2005 – $1,238 million).
On January 3, 2006, we took advantage of a favourable market environment by issuing 12 million Class A, Series 3 non-cumulative perpetual preferred shares for an aggregate amount of $300 million. The Series 3 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50%.
On March 28, 2006, MFC issued $350 million senior medium term notes which bear interest at a fixed rate of 4.67% and mature on March 28, 2013. The proceeds from the issuance were invested in subordinated debt of The Manufacturers Life Insurance Company (“MLI”) and form part of MLI’s regulatory capital.
On December 14, 2006, Manulife Finance (Delaware), L.P. (“Manulife LP”), a wholly owned partnership, issued $650 million of subordinated debentures which mature December 15, 2041 and $550 million of senior debentures which mature December 15, 2026. The subordinated debentures bear interest at the rate of 5.059% per annum, payable semi-annually until December 15, 2036 and thereafter at the 90-day Bankers Acceptance rate plus 1% payable quarterly and the senior debentures bear interest at the rate of 4.448% per annum, payable semi-annually until December 15, 2016 and thereafter at the 90-day Bankers Acceptance rate plus 1.5% payable quarterly. Proceeds from these debentures have been invested in MLI’s U.S. based subsidiary. Accordingly we have entered into derivative contracts to swap these loans to U.S. dollars. The subordinated debentures form part of MLI’s regulatory capital whereas the $550 million of senior debentures represent operational leverage.
During 2006, pursuant to the exercise of stock options and the settlement of deferred share units, eight million common shares were issued for a total consideration of $139 million (2005 – $186 million).
Debt Redemptions and Common Share Repurchase Program
On February 16, 2006, MLI redeemed all the outstanding $250 million 5.70% subordinated debentures due February 16, 2011 at par plus accrued and unpaid interest to the date of redemption. The debt formed part of MLI’s regulatory capital.
2006 Annual Report     31

During 2006 we purchased and subsequently cancelled 45 million common shares pursuant to normal course issuer bids (“NCIB”) at a total cost of $1,631 million. The current NCIB expires on November 8, 2007, and allows for the repurchase of up to 75 million common shares at prevailing market prices.
As a subsequent event, on January 2, 2007, The Manufacturers Investment Corporation (“MIC”) exercised its right to redeem on February 1, 2007 all the outstanding U.S. $508 million 8.25% subordinated debentures due February 1, 2007 held by MIC Financing Trust I (“MIC Trust”) at par plus accrued and unpaid interest to the date of redemption. As a result of this action, on February 1, 2007, MIC Trust redeemed its total outstanding U.S. $492.5 million 8.375% Capital Trust Pass-through Securities (“TruPS”) and U.S. $15.5 million 8.25% Common Securities held by MIC, at par plus accrued and unpaid distributions to the date of redemption.
Regulatory Capital
The Company monitors and manages consolidated capital for MFC in compliance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline A2 — Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Under this regime our consolidated available capital is measured against a required amount of risk capital determined using methods and assumptions in the guideline.
Manulife has established capital targets in excess of regulatory targets for our primary operating subsidiaries. MFC has two principal operating insurance companies: MLI and John Hancock Life Insurance Company (“JHLICO”).
Our principal Canadian operating company, MLI, is regulated by OSFI and is subject to Minimum Continuing Capital and Surplus Requirements (“MCCSR”). MLI’s MCCSR ratio as at December 31, 2006 was 243 per cent, well in excess of OSFI’s target 150 per cent and higher than the 213 per cent ratio as at December 31, 2005. The key drivers affecting the ratio over the course of 2006 were strong earnings offset by dividends paid to MFC, business growth and asset mix changes. In addition, the ratio has temporarily increased due to the issuance of $650 million of subordinated debt which replaced the existing TruPS capital redeemed on February 1, 2007. Without the TruPS capital, MCCSR ratio would have been 234 per cent. MLI’s operations and subsidiaries all maintained capital levels in excess of local requirements as at December 31, 2006. In particular Manulife Canada Ltd., an OSFI-regulated Canadian operating insurance company, had an MCCSR ratio of 234 per cent, well above the regulatory target of 150 per cent.
JHLICO is domiciled in the State of Massachusetts and is subject to the Risk-Based Capital (“RBC”) requirements of the National Association of Insurance Commissioners (“NAIC”). JHLICO’s RBC ratio is reported annually, as per the NAIC requirements. JHLICO’s RBC ratio increased from 359 per cent as at December 31, 2005 to 370 per cent as at December 31, 2006 due to earnings and asset mix changes offsetting business growth. This ratio is well above the regulatory target of 100 per cent. JHLICO’s foreign operations and subsidiaries all maintained capital levels in excess of local requirements as at December 31, 2006.
Regulatory Capital Ratios
MLI MCCSR
OSFI regulatory minimum is 120%, with 150% regulatory target
JHLICO RBC Ratio
RBC ratios are a per cent of the Company Action Level RBC. The NAIC regulatory minimum is 50%, with 100% regulatory target
Credit Ratings
The Company’s credit ratings are among the highest of global financial institutions. In November 2006, S&P upgraded MFC’s counter-party credit rating to AA from AA- and the insurance financial strength/claims paying ratings for our principal Canadian, U.S., Hong Kong and Japan operating subsidiaries to AAA from AA+. In addition, Moody’s continues to maintain a positive outlook on a number of our insurance company credit ratings. The following table summarizes our operating company ratings as at March 14, 2007.
Primary Insurance Company Financial Strength/Claims Paying Credit Ratings

	S&P	Moody’s	DBRS	Fitch	A.M. Best

The Manufacturers Life Insurance Company	AAA	Aa2 (Positive)	IC-1	AA+	A++
John Hancock Life Insurance Company	AAA	Aa2 (Positive)	Not Rated	AA+	A++
John Hancock Life Insurance Company (U.S.A.)	AAA	Aa2 (Positive)	Not Rated	AA+	A++
Manulife (International) Limited	AAA	Not Rated	Not Rated	Not Rated	Not Rated
Manulife Life Insurance Company (Japan)	AAA	Not Rated	Not Rated	Not Rated	Not Rated

32     2006 Annual Report

Critical Accounting and Actuarial Policies
The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experience, management’s assessment of current events and conditions and activities that the Company may undertake in the future as well as possible future economic events. Actual results could differ from these estimates. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.
Our significant accounting policies are described in note 1 to the consolidated financial statements. The most significant estimation processes relate to the provisioning for asset impairment, determination of policy liabilities, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expenses, income taxes and impairment testing of goodwill and intangible assets as described below.
Allowance for Asset Impairment
The allowance for credit losses adjusts the value of fixed income assets that are considered other than temporarily impaired for other than interest rate changes, to their estimated realizable value. In assessing the estimated realizable value, judgment is exercised relating to matters including economic factors, developments affecting companies in particular industries and specific issues with respect to single borrowers, for which the ultimate outcome is unknown.
Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk on page 27.
Policy Liabilities
Policy liabilities for Canadian GAAP are valued under standards established by the Canadian Institute of Actuaries. These standards are designed to ensure we establish an appropriate liability on the balance sheet to cover future obligations to all our policyholders. Under Canadian GAAP, the assumptions underlying the calculation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities.
Determination of Policy Liabilities
Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the estimated value of future policy benefit and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies. The best estimate amount is reduced by the future expected policy revenues and future expected investment income on assets supporting the policies, adjusted for the impact of any reinsurance ceded associated with the policies. Reinsurance is where all or part of a policy liability is transferred to another insurance company. To determine the best estimate amount, assumptions must be made for a number of key factors, including future mortality and morbidity rates, investment returns, rates of policy termination, operating expenses, certain taxes and foreign currency.
To recognize the uncertainty involved in determining the best estimate actuarial liability assumptions, a provision for adverse deviation (“PfAD”) is established. The PfAD is determined by including a margin of conservatism for each assumption to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities will be adequate to pay future benefits. The Canadian Institute of Actuaries establishes ranges for the permissible level of margins for adverse deviation based on the risk profile of the business. We use assumptions at the conservative end of the permissible ranges, taking into account the risk profile of our business. The effect of these margins is to increase policy liabilities over the best estimate assumptions. The margins for adverse deviation decrease the income that is recognized when a new policy is sold and increase the income recognized in later periods, with the margins releasing as the policy risks reduce.
Best Estimate Assumptions
We follow established processes to determine the assumptions used in the valuation of our policy liabilities. The nature of each risk factor and the process for setting the assumptions used in the valuation are discussed below.
Mortality: Mortality relates to the occurrence of death. Mortality assumptions are based on our internal as well as industry past and emerging experience and are differentiated by sex, underwriting class, policy type and geographic market. To offset some of this risk, we reinsure mortality risk on in-force policies to other insurers and the impact of the reinsurance is directly reflected in our policy valuation. Actual mortality experience is monitored against these assumptions separately for each business. Overall 2006 experience was favourable when compared with our assumptions.
Morbidity: Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on our internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. Actual morbidity experience is monitored against these assumptions separately for each business. Overall 2006 experience was unfavourable when compared with our assumptions.
Policy Termination and Premium Persistency: Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on our recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market and actual experience
2006 Annual Report     33

is monitored against these assumptions separately for each business. Overall 2006 experience was unfavourable when compared to our assumptions.
Expenses and Taxes: Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies and are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2006 were favourable when compared with our assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.
Investment Returns: We segment assets to support liabilities by business segment and geographic market and establish investment strategies appropriate to each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return for all future years. The re-investment strategies are based on our target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and our projected outlook for non-fixed interest assets. Investment return assumptions include expected future credit losses on fixed income investments. Credit losses are projected based on our own and industry experience, as well as specific reviews of the current investment portfolio. In 2006, credit loss experience on both bonds and mortgages continued to be favourable when compared to our assumptions. Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. Overall 2006 investment management expense experience was unfavourable when compared to our assumptions.
Foreign Currency: Foreign currency risk results from a mismatch of the currency of the policy liabilities and the currency of the assets designated to support these obligations. Because we have a policy of matching the currency of our assets with the currency of the liabilities they support, there is little exposure related to unfavourable movements in foreign exchange rates in the valuation. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.
Experience adjusted products: Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experience rating refunds, credited rates or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience.
Provision for Adverse Deviation
The provision for adverse deviation is the sum of the total margins for adverse deviation for each risk factor. Margins for adverse deviation are established by product type and geographic market for each assumption or factor used in the determination of the best estimate actuarial liability. The margins are established based on the risk characteristics of the business being valued.
The valuation basis for segregated fund liabilities explicitly limits the future revenue recognition in the valuation basis to the amount necessary to offset acquisition expenses, after allowing for the cost of any guarantee features. The future revenue deferred in the valuation due to these limitations is shown in the table below.

As at December 31
(Canadian $ in millions)	2006	2005

Best estimate actuarial liability	$100,742	$104,030

Provision for Adverse Deviation
Insurance risks (mortality/morbidity)	$5,659	$4,998
Policyholder behavior (lapse/surrender/premium persistency)	2,667	2,586
Expenses	850	877
Investment risks (non-credit)	9,169	7,205
Investment risks (credit)	1,581	1,736
Segregated fund guarantees	2,195	1,820
Other	553	1,112

Total Provision for Adverse Deviation (PfAD)	$22,674	$20,334
Segregated funds – non-capitalized margins	8,038	6,197

Total of PfAD and non-capitalized segregated fund margins	$30,712	$26,531

Reported actuarial liabilities as at December 31, 2006 of $123,416 million (2005 – $124,364 million) are composed of $100,742 million (2005 – $104,030 million) of best estimate actuarial liability and $22,674 million (2005 – $20,334 million) of PfAD.
The increase in the PfAD for insurance risks is primarily related to increasing levels of Long Term Care business in-force.
The increase in PfAD for investment risks (non-credit) reflects an increase in PfAD levels through adoption of a new valuation interest scenario for policy liability valuation as a result of changes to valuation standards of practice, other changes to modeling of re-investment risk, and changes to asset mix and assumed re-investment asset mix assumptions.
The increase in the PfAD for segregated fundguarantees reflects increased margins in the provisions held due to strong equity markets as well as business growth. These two factors also drive the increase in the other Segregated Funds – Non-Capitalized margins.
The reduction in Other PfAD reflects a reduction in specific additional risk reserves related to policyholder dividends and asset disposition risks on John Hancock private debt assets.
34     2006 Annual Report

Sensitivity of Policy Liabilities to Changes in Assumptions
When our assumptions are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities. The sensitivity of the value of policy liabilities to changes in assumptions is shown below, assuming that there is a simultaneous change in the assumption across all business units. For policy related assumptions, the adverse sensitivity assumes experience moves in the direction that generates an adverse result for each key business separately.
In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis.
Sensitivity of Policy Liabilities to Changes in Assumptions

As at December 31	Increase (Decrease) in Policy Liabilities
(Canadian $ in millions)	2006	2005

Policy Related Assumptions – 10% adverse change
Future mortality rates	$2,407	$2,402
Future morbidity rates	1,112	914
Future termination rates	810	684
Future expense levels	664	670

Asset Related Assumptions – 100 basis point change	Increase	Decrease	Increase	Decrease
Level of future market interest rates	$(420)	$488	$(811)	$1,079
Level of future equity returns	(1,052)	1,122	(1,450)	1,597
Level of future real estate returns	(939)	991	(258)	234

▪	The sensitivities of policy liabilities to changes in assumptions shown in the table above are not adjusted for the related impact on income taxes.

▪	Changes in market interest rates reflect a change to the initial market interest rates, but assume that ultimate long-term fixed income re-investment rates (“URRs”) for new investments are unchanged. If the long-term URRs were to be changed by a similar amount to the initial market interest rates, so that the valuation reflected a permanent shift in market interest rates available for all future re-investments, the policy liability increases by $3,347 million for a 100 basis point decrease in interest rates, and decreases by $2,461 million for a 100 basis point increase in interest rates.

▪	The sensitivities for level of future market interest rates are calculated based on adjusting the interest rates in the current valuation interest scenario used to determine policy liabilities, and do not reflect potential additional costs from full prescribed scenario testing.

▪	The sensitivities to future equity returns reflect the impact of an increase/decrease on both common and private equity returns.
The reduction in sensitivity to the level of future market interest rates in 2006 relative to 2005 reflects a change in the valuation interest scenario used to determine policy liabilities. Under the scenario used in 2006, market interest rates in North America are assumed to grade to the ultimate re-investment rates over five years, as opposed to 20 years in the previous year’s valuation interest scenario.
The increase in sensitivity to the assumed level of future real estate returns in 2006 relative to 2005 is due to an increase in real estate assets currently supporting policy liabilities and an increased assumption of real estate used in future cash flow re-investment asset mixes. This is offset by a reduction in equity sensitivity, as the increase in real estate usage is largely offset by a reduction in equity usage.
The 2006 review of the actuarial methods and assumptions underlying policy liabilities produced a net reduction in the policy liabilities of $67 million. Net of the impacts on participating surplus and minority interests, this resulted in an increase in 2006 shareholders’ income of pre-tax $82 million.
Impact of 2006 Review by Category of Change

(Canadian $ in millions)

Asset risk	$(146)	Reduction in provisions related to the risk on disposition of assets in the John Hancock private debt portfolio supporting policy liabilities.
Interest rate risk booking scenario	261	Increase from adoption of a new scenario for determining the margin for adverse deviations required for re-investment risk related to future interest rates. The new scenario assumes faster convergence in North America from current market rates to the conservative assumed ultimate long-term interest rates. The new scenario maintains current levels of conservatism versus the most adverse of the professionally prescribed scenarios; these prescribed scenarios were also changed in 2006.
Other investment return assumption impacts	(404)	Decrease from updating the future investment return assumptions for 2006 investment market movements. The reduction is driven by strong non-fixed income returns (equities and real estate) in a number of businesses (see note below).
Regular review of non- economic assumptions	506	Comprises the following items: (i) increase from strengthening related to policy persistency, primarily on U.S. and Canadian Individual Insurance, U.S. Long Term Care, and Life Reinsurance; (ii) increase from expense assumptions primarily reflecting higher projected future investment management expenses; (iii) an increase from mortality assumptions driven by the adverse impact of improving mortality experience on Long Term Care offset by the beneficial impact from improving mortality in a number of insurance businesses; and (iv) a decrease from refinements to Long Term Care claims modeling assumptions.
Model enhancements	(284)	Comprises of a number of enhancements, including: (i) a reduction from refining the modeling of future tax timing benefits across several businesses; (ii) a net decrease from model refinements related to investment risks; and (iii) a net increase from refinements to future investment spread modeling.

Total	$(67)

Note: For all segregated fund insurance and wealth management policies, as well as certain general account wealth management policies in North America, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.
2006 Annual Report     35

The 2005 review of the actuarial methods and assumptions underlying policy liabilities produced a net reduction in the policy liabilities of $50 million. Net of the impacts on participating surplus and minority interests, this resulted in an increase in 2005 shareholders’ income of pre-tax $74 million.
Impact of 2005 Review by Category of Change

(Canadian $ in millions)

Credit loss assumptions	$(96)	Release of remaining corporate cyclical credit loss provision partially offset by impact of revisions to long-term credit loss rate assumptions.
Long-term interest rate assumptions	338	Increase in liabilities due to adoption of more conservative ultimate long-term interest rates in North America as well as an increase due to a decline in long-term interest rate assumptions in Taiwan to a level consistent with the very low current interest rate environment.
Other investment return assumption impacts	52	Comprises the following items: (i) increase from updating the investment return assumptions for 2005 investment market movements, driven by impact of lower interest rates on long duration individual life contracts in Canada, offset by strong 2005 equity markets in Japan; and (ii) release related to refinements to the asset mix and re-investment assumptions used in valuation of John Hancock segments to reflect target investment strategies being implemented (see note below).
Regular review of non- economic assumptions	(275)	Comprises the following items: (i) release from lower investment expense and general maintenance expense assumptions reflecting John Hancock acquisition synergies; (ii) release from improved mortality assumptions, primarily in Reinsurance, Canada and Singapore with some off- set in Japan; and (iii) increase from strengthening related to policy persistency, primarily on insur- ance lines in the U.S. and Canada.
Model enhancements	(69)	Includes a number of enhancements for modeling of taxes, investment risks and policy benefits.

Total	$(50)

Note: For all segregated fund insurance and wealth management policies, as well as certain general account wealth management policies in North America, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.
Change in Policy Liabilities
The change in policy liabilities can be attributed to several sources: new business; acquisitions; in-force movement; and currency impact. Changes in policy liabilities are substantially offset in the financial statements by premiums, investment income, policy benefits and other policy related cash flows. The changes in policy liabilities by business segment are shown below:
2006 Policy Liability Movement Analysis

				Asia and
		U.S. Wealth	Canadian	Japan	Reinsurance	Corporate
(Canadian $ in millions)	U.S. Insurance	Management	Division	Division	Division	and Other	Total

Balance, January 1, 2006	$41,959	$43,258	$31,291	$13,166	$2,231	$144	$132,049
New business	433	1,394	303	(146)	16	—	2,000
Acquisitions	—	—	—	8	—	—	8
In-force movement	1,799	(6,276)	960	462	(366)	111	(3,310)
Currency impact	41	(154)	—	183	3	(1)	72

Total net changes	2,273	(5,036)	1,263	507	(347)	110	(1,230)

Balance, December 31, 2006	$44,232	$38,222	$32,554	$13,673	$1,884	$254	$130,819

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.
The increase of $8 million in acquisition results from the acquisition of a block of business from Pramerica in the Philippines in the third quarter of 2006.
The large reduction of $6,276 million for in-force movements on the U.S. Wealth Management block includes $4,534 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The reduction of $366 million for in-force movement in Reinsurance Division is largely due to provisions set up in 2005 related to Hurricane Katrina and released to cover claims costs. The increase in the Corporate and Other segment includes a liability established in the 2006 valuation review of methods and assumptions related to implementation of quarterly CALM valuation for insurance business.
Included in the total in-force reduction of $3,310 million is a reduction of $67 million from changes in methods and assumptions, as described above. This reduction results in an increase in pre-tax earnings.
Of the $1,310 million net reduction in policy liabilities related to new business and in-force movement, $1,127 million is reported as a reduction in actuarial liabilities on the Consolidated Statement of Operations. The remaining $183 million is comprised of a $284 million decrease in other policy liabilities and a $101 million re-classification from other liabilities to policy liabilities.
36     2006 Annual Report

2005 Policy Liability Movement Analysis

				Asia and
		U.S. Wealth	Canadian	Japan	Reinsurance	Corporate
(Canadian $ in millions)	U.S. Insurance	Management	Division	Division	Division	and Other	Total

Balance, January 1, 2005	$42,246	$49,387	$30,046	$13,835	$1,936	$(40)	$137,410
New business	497	1,226	351	(131)	17	—	1,960
Acquisitions	(425)	(241)	110	525	—	472	441
In-force movement	809	(5,752)	784	358	304	(229)	(3,726)
Currency impact	(1,168)	(1,362)	—	(1,421)	(26)	(59)	(4,036)

Total net changes	(287)	(6,129)	1,245	(669)	295	184	(5,361)

Balance, December 31, 2005	$41,959	$43,258	$31,291	$13,166	$2,231	$144	$132,049

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.
The increase of $441 million for acquisitions relates to adjustments to our 2004 John Hancock acquisition. There is an increase in policy liabilities of $318 million that was recorded as the result of the purchase equation adjustments, as well as an increase of $518 million in Asia relating to the consolidation of the operations of Malaysia onto the balance sheet. Offsetting these increases was a reduction of $395 million in U.S. Wealth Management from a reclassification of certain institutional policy liabilities as off balance sheet.
The large reduction of in-force movements within U.S. Wealth Management includes $4,682 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The remaining reduction of $1,070 million is consistent with the general shift in business from on balance sheet to segregated funds and other off balance sheet business. The reduction of $229 million in the Corporate and Other segment includes the release of the cyclical credit loss provision in the 2005 valuation review of methods and assumptions.
Included in the total in-force reduction of $3,726 million is a reduction of $50 million from changes in methods and assumptions, as described above. This reduction resulted in an increase to pre-tax earnings. Of the $1,766 million net reduction in policy liabilities related to new business and in-force movement, $2,376 million is reported as a reduction in actuarial liabilities on the Consolidated Statement of Operations. The remaining $610 million relates to the change in other policy liabilities.
Variable Interest Entities
In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”), which was effective for the Company on January 1, 2005. AcG15 sets out the application of consolidation principles to variable interest entities (“VIEs”) that are subject to consolidation on the basis of beneficial financial interest as opposed to ownership of voting interests. Where an entity is considered a VIE, the primary beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses and/or is entitled to a majority of the VIE’s expected residual returns, as defined in AcG15. The Company has determined that no variable interest entity is required to be consolidated on the general fund accounts of the Company. However, as outlined in note 17 to the consolidated financial statements, certain VIEs have been consolidated on the Segregated Funds Statements of Net Assets. Segregated funds net assets attributable to other contract holders increased by $140 million (2005 – $133 million). The Company uses a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and to analyze and calculate its expected losses and its expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the losses and returns among the identified parties holding variable interests to then determine who is the primary beneficiary. In addition, there is a significant amount of judgment exercised in interpreting the provisions of AcG15 and applying them to specific transactions. For further details on the Company’s involvement with VIEs, see note 17 to the consolidated financial statements.
Pensions and Other Post-employment Benefits
We have a number of defined benefit and defined contribution plans providing pension and other benefits to eligible employees and agents after employment. These plans include registered/qualified pension plans, supplemental pension plans and health, dental and life insurance plans. The defined benefit pension plans provide benefits based on years of service, contributions and average earnings at retirement. Due to the long-term nature of these plans and of the non-pension post-employment benefit plans, the calculation of benefit expenses and obligations depends on various assumptions such as discount rates, expected rates of return on plan assets, health care cost trend rates, projected compensation increases, retirement age, mortality and termination rates. These assumptions are determined by management and are reviewed annually. Actual experience that differs from the assumed experience will affect the amounts of benefit obligation and expense. The key weighted average assumptions used, as well as the sensitivity of these assumptions, are presented in note 16 to the consolidated financial statements.
Income Taxes
The Company is subject to income tax laws in various jurisdictions. These complex tax laws are potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A future income tax asset or liability is determined for each timing difference based on the future tax rates that are expected to be in effect and management’s assumptions regarding the expected timing of the reversal of such temporary differences.
2006 Annual Report     37

Goodwill and Intangible Assets
Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. The test is at the reporting unit level for goodwill and at the total company level for intangible assets with indefinite lives. Any potential impairment of goodwill is identified by comparing the estimated fair value of a reporting unit to its carrying value. Carrying value is determined as the amount of capital allocated to the reporting unit. Any potential impairment of intangible assets with indefinite lives is identified by comparing the estimated fair value of the asset to its carrying value on the balance sheet. An impairment loss would be recognized and the asset written down to the extent that the carrying value of the asset exceeds the fair value. Fair values are determined using valuation techniques such as market multiples and discounted cash flow models. The process of determining these fair values requires management to make estimates and assumptions including, but not limited to, projected future sales, earnings and capital investment, discount rates and terminal growth rates. Projected future sales, earnings and capital investment are consistent with plans presented to the Board of Directors. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. The tests performed in 2006 demonstrated that there was no impairment of goodwill or intangible assets with indefinite lives.
Changes in Accounting Policies
Stock-based compensation
In July 2006, the Emerging Issues Committee of the CICA issued a new abstract, EIC 162, “Stock-based Compensation for Employees Eligible to Retire before the Vesting Date”. The abstract requires that stock-based compensation be recognized at the grant date, for grants to employees who are eligible to retire on the grant date, and over the period from the date of grant to the date of retirement eligibility for grants to employees who will become eligible to retire during the vesting period. This abstract was effective for the year ended December 31, 2006 and was to be applied retroactively, with restatement of prior periods.
The Company adopted the provisions of this new abstract in the fourth quarter of 2006 and reported the cumulative effect on prior years as adjustments to opening contributed surplus and opening retained earnings. Opening retained earnings decreased by $10 million, made up of $7 million related to stock options and $3 million related to restricted share units. The Company has not restated net income of any prior years as a result of adopting this accounting change as the Company has concluded that such an impact is not material to any particular year. For the year ended December 31, 2006, the effect of adopting this change in policy was a decrease in net income of $6 million (net of a provision for income taxes of $1 million).
Financial instruments – recognition and measurement, hedges, comprehensive income and equity
In January 2005, the CICA issued new accounting standards comprising CICA Handbook sections 3855 “Financial Instruments –Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income” and 3251 “Equity”, all of which became effective for the Company on January 1, 2007. The standards will increase harmonization with U.S. and international accounting standards. As well, the CICA reissued accounting standard section 4210 “Life Insurance Enterprises – Specific Items” as section 4211, which became effective for the Company on January 1, 2007, and requires life insurance enterprises to account for financial assets and liabilities (excluding policy liabilities) and freestanding and embedded derivatives in accordance with the new financial instruments section.
The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be, and classified as, held to maturity, which should be measured at amortized cost. OSFI has imposed certain restrictions on the use of the trading classification.
Changes in the fair value of trading securities will be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income, until the financial asset is disposed of or becomes impaired, at which time it will be recognized in income.
Similarly, the standards require that all financial liabilities, other than actuarial liabilities, be measured at fair value when they are classified as held for trading or are derivatives. Other financial liabilities should be measured at amortized cost.
Section 3855 does not apply to insurance contracts issued to policyholders by insurance enterprises that are accounted for in accordance with section 4211. However, the determination of policy liabilities depends on the measurement of financial instruments. The standard requires the consequential impact on the policy liabilities to be recorded as an adjustment to the balance of retained earnings at the beginning of the fiscal year when section 3855 is adopted.
Derivatives will be classified as trading, unless they are specifically designated within an effective hedging relationship. The standards permit three types of hedging relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in earnings by the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in a future accounting period or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedging relationship will be recognized in current earnings.
Accumulated other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity (net of tax) and will include net unrealized gains on available-for-sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.
38     2006 Annual Report

The impact of these accounting changes on the Company’s opening balance sheet as at January 1, 2007 is:

Balance sheet item	Opening balance sheet adjustment

Bonds	Bonds will be classified as held for trading, or available for sale.

Loans	Loans will include bonds that are not traded in an active market, as well as mortgages, policy loans and bank loans.

Stocks	Stocks with a reliable fair market value will be classified as trading or available for sale. Stocks without a reliable fair market value will be carried at the lower of cost and realizable value.

Real estate	Real estate is outside the scope of section 3855 and therefore remains unchanged.

Other investments	Other investments, except where the equity method of accounting is used, will be classified as loans or private equities held at lower of cost and realizable value. Derivative transactions that do not qualify for hedge accounting will be reclassified from the other investments category to other assets and other liabilities.

Other assets and other liabilities	Derivatives with a positive fair value will be classified as other assets and derivatives with a negative fair value will be classified as other liabilities.

Deferred realized net gains	Deferred realized net gains, except those related to real estate, no longer qualify as an asset or liability and will be eliminated.

Policy liabilities	Although policy liabilities are scoped out of section 3855, their measurement depends on the measurement of financial instruments. The initial change to policy liabilities upon adoption of section 3855 resulting from changes in the other balances will be recorded in opening retained earnings.

Consumer notes	Consumer notes will be classified as held for trading.

Future income tax liability	The future income tax liability will be adjusted for the tax impact of the changes to the other balance sheet items.

Liabilities for preferred shares and capital instruments	All liabilities will be carried at amortized cost except for the subordinated debt securities payable to MIC Financing Trust I. This liability will be classified as trading as it is to be redeemed on February 1, 2007.

Opening retained earnings	Opening retained earnings at January 1, 2007 will include an adjustment for all assets and liabilities classified as trading, the elimination of non real estate deferred realized net gains, the consequential impact of the accounting policy changes to policy liabilities, and the related tax impact.

Opening accumulated other comprehensive income (“OCI”)	Opening accumulated OCI at January 1, 2007 will include the unrealized gains and losses related to those assets designated as available for sale, net of a tax adjustment. It will also include an adjustment for cash flow hedges, including the closing currency translation account currently reported within retained earnings.
In addition, where an asset or liability was or is in a fair value hedge relationship, the carrying value, or if designated as available for sale the OCI, will be adjusted for the unamortized hedge adjustment attributable to the hedged risk.
Due to the complexity in classifying all of the assets and determining the impact on policy liabilities, the opening balance sheet impact has not been completed.
Accounting for leveraged leases
In September 2006, the Emerging Issues Committee of the CICA amended EIC 46, “Accounting for Leveraged Leases,” to incorporate new U.S. Financial Accounting Standards Board Staff Position 13-2 guidance issued in July 2006. This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. The pronouncement is effective for the Company’s fiscal year beginning January 1, 2007 and the transition to the new standard will result in a charge to opening retained earnings at January 1, 2007 of $157 million.
Financial instruments – disclosure and presentation
On December 1, 2006, the CICA issued new accounting standards comprising CICA Handbook sections 3862 “Financial Instruments –Disclosure” and 3863 “Financial Instruments – Presentation”. Section 3862 requires extensive disclosures of financial instruments, focusing on their impact on financial position and performance, but also on risk of recognized and unrecognized financial instruments. Section 3863 carries forward unchanged the presentation requirements of Section 3861. These standards will be effective for the Company’s fiscal year beginning January 1, 2008.
Capital disclosures
In December 2006, the CICA issued a new accounting standard on capital disclosures, Section 1535 “Capital Disclosures”, which requires disclosure of the Company’s objectives, policies and processes for managing capital, as well as its compliance with any externally imposed capital requirements. This standard is effective for the Company’s fiscal year beginning January 1, 2008.
Differences between Canadian and U.S. GAAP
The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP.
The primary differences between Canadian GAAP and U.S. GAAP include accounting for premiums and deposits, invested assets, investment income and segregated funds. There are also differences in the calculation and accounting for policy liabilities and differences in reporting policy cash flows. These differences are described in more detail in note 22 to the consolidated financial statements.
2006 Annual Report     39

For U.S. GAAP, asset impairment charges include other than temporary impairments due to interest rate movements where we do not have the intent to hold the asset until recovery. The intent to hold is based on the investment mandate of each of our investment portfolios. For those that we do not intend to hold, assets have been written down to their fair market value.
Differences between Canadian and Hong Kong GAAP
The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from Hong Kong generally accepted accounting principles (“Hong Kong GAAP”).
Under Hong Kong GAAP, stocks are carried at market value as compared to current Canadian GAAP where stocks are carried on a move to market value basis. Bonds are considered to be available for sale and are carried at market value for Hong Kong GAAP as compared to amortized cost of current Canadian GAAP. Under Hong Kong GAAP, real estate classified as investment properties are carried at appraised value, with changes being reported as income, as compared to current Canadian GAAP where real estate is carried on a move to market value basis. In certain interest rate environments, actuarial liabilities determined in accordance with Hong Kong GAAP may be higher than actuarial liabilities computed in accordance with current Canadian GAAP.
Canadian GAAP and Hong Kong Regulatory Practices
The Hong Kong Insurance Authority requires that insurance companies have minimum “net assets” for solvency purposes and stipulates minimum criteria for the calculation of actuarial liabilities in arriving at regulatory basis “net assets”. Each year, the Company compares the amount of net assets prepared in accordance with Canadian GAAP, as reported in the Company’s annual return, with the minimum solvency margin required in Hong Kong as described above. As at December 31, 2006, the Company’s net assets determined in accordance with Canadian GAAP exceeded the minimum solvency margin required by Hong Kong insurance regulations.
Controls and Procedures
Disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws. Our process includes controls and procedures that are designated to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
As of December 31, 2006, management evaluated the effectiveness of its disclosure controls and procedures as defined under the rules adopted by the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of the Audit and Risk Management Committee, the Chief Executive Officer and Chief Financial Officer.
Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2006.
Internal control over financial reporting
Management is responsible for establishing and maintains adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management assessed the effectiveness of our internal control over financial reporting as at December 31, 2006, and based on that assessment determined that our internal control over financial reporting was effective. See pages 46 and 47 for Management’s Report on Internal Control over Financial Reporting and the Auditors’ Report on Internal Controls under Standards of the Public Accounting Oversight Board (United States) prepared by Ernst & Young LLP with respect to management’s assessment of internal control over financial reporting.
No changes were made in our internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
40     2006 Annual Report

Additional Disclosures
Contractual Obligations
In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.
As at December 31, 2006, the Company’s contractual obligations and commitments are as follows:

Payments due by period		Less than	1 – 3	3 – 5	After 5
(Canadian $ in millions)	Total	1 year	years	years	years

Long-term debt [1]	$4,504	$182	$900	$677	$2,745
Liabilities for capital instruments [1,2]	6,249	689	200	200	5,160
Purchase obligations	549	121	211	179	38
Capital leases	9	3	5	1	—
Operating leases	544	124	189	112	119
General fund policyholder liabilities [3]	374,867	12,227	18,807	13,758	330,075
Bank deposits and consumer notes [1]	11,203	6,775	2,223	1,111	1,094
Other	359	79	135	71	74

Total contractual obligations	$398,284	$20,200	$22,670	$16,109	$339,305

[1]	The contractual payments include principal, interest and distributions. The contractual payments reflect the amounts payable from January 1, 2007 to and including the final contractual maturity date. In the case of floating rate obligations, the floating rate index is based on the interest rates as at December 31, 2006 and is assumed to remain constant to the final contractual maturity date. The Company may have the contractual right to redeem or repay obligations prior to maturity and if such right is exercised, total contractual obligations paid and the timing of payment could vary materially from the amounts and timing included in the table.

[2]	Liabilities for preferred shares – Class A, Series 1 are not included in the contractual obligation table. These preferred shares are redeemable by the Company on or after June 19, 2010 by payment of cash or issuance of MFC common shares and are convertible at the option of the holder into MFC common shares on or after December 15, 2015.

[3]	General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows will differ from these estimates (see “Policy Liabilities”).
In the normal course of business, the Company enters into investment commitments, which are not reflected in the consolidated financial statements. As at December 31, 2006, there were $2,211 million of investment commitments (2005 – $2,494 million), of which $1,712 million matures within one year (2005 – $1,933 million), and $414 million within one to three years (2005 – $489 million), $73 million matures within three to five years (2005 – $33 million) and $12 million matures after five years (2005 – $39 million).
Legal and Regulatory Proceedings
The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia, including provincial and state regulatory bodies, state attorneys general, the United States Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and Canadian securities commissions regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. As with many other companies in the financial services industry, subsidiaries of MFC have been requested or required by such government and regulatory authorities to provide information with respect to market timing and late trading of mutual funds and sales compensation and broker-dealer practices, including with respect to mutual funds underlying variable life and annuity products. It is believed that these inquiries are similar to those made to many financial service companies by various agencies into practices, policies and procedures relating to trading in mutual fund shares and sales compensation and broker-dealers. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial condition or results of operations.
2006 Annual Report      41

Quarterly Financial Information

As at and for the three months ended	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
(Canadian $ in millions, except per share amounts)	2006	2006	2006	2006	2005	2005	2005	2005

Revenue
Premium income
Life and health insurance	$3,995	$3,629	$3,593	$3,552	$3,748	$3,803	$3,670	$3,466
Annuities and pensions	1,085	1,049	1,078	1,123	1,065	1,117	913	805

Total premium income	$5,080	$4,678	$4,671	$4,675	$4,813	$4,920	$4,583	$4,271
Investment income	2,863	2,593	2,368	2,609	2,512	2,536	2,499	2,389
Other revenue	1,247	1,140	1,150	1,120	1,070	1,029	1,011	1,056

Total revenue	$9,190	$8,411	$8,189	$8,404	$8,395	$8,485	$8,093	$7,716

Income before income taxes	$1,440	$1,330	$1,271	$1,295	$1,202	$941	$1,153	$1,026
Income taxes	(332)	(362)	(323)	(349)	(302)	(194)	(309)	(226)

Net income	$1,108	$968	$948	$946	$900	$747	$844	$800

Basic earnings per common share	$0.71	$0.62	$0.61	$0.60	$0.57	$0.47	$0.52	$0.50

Diluted earnings per common share	$0.70	$0.62	$0.60	$0.59	$0.56	$0.46	$0.52	$0.49

Segregated funds deposits	$7,879	$7,705	$7,997	$9,706	$8,844	$8,224	$7,285	$7,433

Total assets	$186,169	$177,820	$177,013	$182,934	$182,651	$180,017	$185,835	$183,868

Segregated funds net assets	$172,937	$154,606	$146,904	$151,858	$140,361	$132,124	$128,730	$120,814

Weighted average common shares	1,545	1,551	1,570	1,584	1,584	1,593	1,598	1,612

Diluted weighted average common shares	1,561	1,566	1,586	1,601	1,600	1,608	1,613	1,628

Other Disclosures
Selected Annual Financial Information

As at and for the years ended December 31
(Canadian $ in millions, except per share amounts)	2006	2005	2004

Total assets	$186,169	$182,651	$184,246

Long-term financial liabilities:
Long-term debt	$3,062	$2,457	$2,948
Non-controlling interest in subsidiaries	202	187	136
Liabilities for preferred shares and capital instruments	2,572	1,922	1,950

	$5,836	$4,566	$5,034

Cash dividend per common share	$0.725	$0.58	$0.47
Cash dividend per Class A Share, Series 1	$1.025	$1.025	$1.025
Cash dividend per Class A Share, Series 2	$1.16252	$0.96554	$—
Cash dividend per Class A Share, Series 3	$1.07813	$—	$—

Additional Information Available
Additional information relating to Manulife Financial, including MFC’s Annual Information Form, is available on the Company’s web site at www.manulife.com and on SEDAR at www.sedar.com.
Outstanding Shares
As at March 14 , 2007, MFC had 1,543,483,206 common shares outstanding.
42      2006 Annual Report